                                                    1933 Act Registration No. ________
                                                    1940 Act Registration No. 811-08289

   As filed with the Securities and Exchange Commission on February 26, 2003.
-----------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-6

                        REGISTRATION STATEMENT UNDER THE
                           SECURITIES ACT OF 1933 [X]

                         Pre-Effective Amendment No. ___
                        Post-Effective Amendment No. ___

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                              Amendment No: 10 [X]

                        THRIVENT VARIABLE LIFE ACCOUNT I
                              (Exact name of trust)

                        THRIVENT FINANCIAL for Lutherans
                               (Name of Depositor)

                             625 FOURTH STREET SOUTH
                              MINNEAPOLIS, MN 55415
                    (Address of Principal Executive Offices)

        Registrant's Telephone Number, including Area Code: 800.847.4836

                              WOODROW E. ENO, ESQ.
             Senior Vice President, Secretary and General Counsel of
                        THRIVENT FINANCIAL FOR LUTHERANS
                             625 FOURTH STREET SOUTH
                              MINNEAPOLIS, MN 55415
                     (Name and Address of Agent for Service)

                  Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant  shall file a further amendment  which  specifically  states that this  registration  statement  shall thereafter  become  effective in accordance  with Section 8(a) of the Securities
Act of 1933 or until the  registration  statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      Title of Securities Being Registered:
   Interests in Individual Flexible Premium Variable Life Insurance Contracts

                                                              Prospectus
                                                             June 30, 2003

                                           Flexible Premium Variable Life Insurance Contract
                                                               Issued by
                                                   Thrivent Variable Life Account I
                                                                  and
                                                   Thrivent Financial for Lutherans

                                Service Center:                                   Corporate Office:
                                ---------------                                   -----------------
                                4321 North Ballard Road                           625 Fourth Avenue South
                                Appleton, WI  54919-0001                          Minneapolis, MN  55415

                                                       Telephone: (800) 847-4836
                                                            (800-Thrivent)

                                                       E-mail: mail@thrivent.com
This prospectus describes the flexible premium variable life insurance contract offered by Thrivent Financial for Lutherans to persons who are eligible for Thrivent Financial membership. The contract is a long-term investment designed to provide significant life insurance benefits. This prospectus provides basic information that you should know before purchasing the contract.  You should consider the contract in conjunction with other insurance you own.  Replacing your existing life insurance policy with this contract may not be to your advantage.  It also may not be to your advantage to finance the purchase or maintenance of this contract through a loan or through withdrawals from another insurance policy.

You may allocate your contract's values to:
   o The fixed account, which credits a specified rate of interest.
   o Thrivent Variable Life Account I which invests in portfolios of the:
         o AAL Variable Product Series Fund, Inc.; and
         o LB Series Fund, Inc.
Prospectuses for both of these portfolio companies accompany this prospectus. Please read these prospectuses carefully and keep them for future reference.

Please note that the contract  is:
 o not guaranteed to provide any benefits;
 o not insured by the FDIC or any other governmental agency;
 o not bank deposits or other obligations of a bank and are not bank guaranteed;
 o subject to risks, including loss of the amount invested, tax risks and contract lapse.

    The Securities and Exchange Commission and any state securities commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS
                                                                                                                      Page
         CONTRACT BENEFITs/RISKS SUMMARY                                                                               XX

         FEE TABLES                                                                                                    XX

         THRIVENT FINANCIAL FOR LUTHERANS AND THE FIXED ACCOUNTS                                                       XX

         THE VARIABLE ACCOUNT AND THE PORTFOLIOS                                                                       XX
         THE CONTRACT                                                                                                  XX

         PREMIUMS                                                                                                      XX

         CONTRACT VALUES                                                                                               XX

         DEATH BENEFITS                                                                                                XX

         PARTIAL SURRENDERS AND SURRENDERS                                                                             XX

         TRANSFERS                                                                                                     XX

         WRITTEN AND TELEPHONE REQUESTS                                                                                XX

         LOANS                                                                                                         XX

         CONTRACT LAPSE AND REINSTATEMENT                                                                              XX

         CHARGES AND DEDUCTIONS                                                                                        XX

         FEDERAL TAX MATTERS                                                                                           XX

         ADDITIONAL BENEFITS AND RIDERS                                                                                XX

         HYPOTHETICAL ILLUSTRATIONS                                                                                    XX

         LEGAL AND ACTUARIAL MATTERS                                                                                   XX

         FINANCIAL STATEMENTS                                                                                          XX

         GLOSSARY                                                                                                      XX

         STATEMENT OF ADDITIONAL INFORMATION
         TABLE OF CONTENTS                                                                                             XX

CONTRACT BENEFITS/RISKS SUMMARY

This summary describes the contract's important benefits and risks.  The sections in the prospectus following this summary discuss the contract's benefits and other provisions in more detail.  For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

Contract Benefits

The contract is a flexible premium variable life insurance contract. The contract is built around its accumulated value. Accumulated value changes every business day based upon the investment experience of the portfolios underlying the subaccounts or the amount of interest credited to the fixed account. Premiums increase accumulated value. Charges and cash you withdraw from the contract decrease accumulated value. Your choice of the timing and amount of premiums you pay, investment options, and your use of partial surrender and loan privileges will influence the contract's performance. The choices you make will directly impact how long the contract remains in effect, its tax status and the amount of cash available for use.

Death Benefit

We pay death proceeds to the beneficiary upon receipt at our service center of due proof of death of the insured.  At the time of purchase, you must choose between two death benefit options:  the Level Death Benefit and the Variable Death Benefit.  We will reduce the amount of any death proceeds payable by the amounts of any loans, unpaid loan interest and withdrawals.

Level Death Benefit Option(Option 1).  Under this option, the death benefit is the greater of the face amount or the death benefit factor multiplied by accumulated value.  The death benefit factor depends on the insured's attained age.  The death benefit for this option generally remains level.

Variable Death Benefit Option(Option 2). Under this option, the death benefit is the greater of the face amount plus accumulated value, or the death benefit factor multiplied by accumulated value.  The death benefit factor depends on the insured's attained age .
The death benefit for this option will vary over time.

Death Benefit Guarantee

Two death benefit guarantees are generally available: a basic and an enhanced death benefit guarantee. The death benefit guarantee ensures that your contract will remain in effect, even if the cash surrender value is insufficient to pay the current monthly deductions, if the death benefit guarantee requirements are met.  (In some states, this feature is referred to as a "no-lapse guarantee.")  The basic death benefit guarantee is in effect for at least five contract years and until the insured reaches age 70 or
15 years from the contract issue date, whichever is earlier, provided that you make timely payment of the required minimum premium amounts.  The enhanced death benefit guarantee is available for contracts issued before age 70 and is in effect until the insured reaches age 75 .  The enhanced death benefit guarantee provides longer protection than the basic guarantee provided you make timely payment of the required minimum premium amount.

Access to Accumulated Value

Transfers.  You may transfer accumulated value among the subaccounts and the fixed account.  You will not be charged for the first 12 transfers in a contract year.  We will charge $25 for each additional transfer during a contract year.  The minimum amount that may be transferred from a subaccount, DCA fixed account or fixed account is $50, or if less, the total accumulated value .  There is no minimum amount that can be received by a subaccount or fixed account.  Transfers into the DCA fixed account are not permitted.

Electronic Payment Program.  Under thisprogram, you may make premium payments to your contract on a regularly scheduled basis by having money automatically sent directly from your checking or savings account.

Automatic Asset Rebalancing Program.
The automatic asset rebalancing program transfers your contract's accumulated value among subaccounts (this excludes the fixed account) on a regular basis according to your instructions.

Dollar Cost Averaging Program.
Dollar cost averaging allows you to make regular transfers of predetermined amounts from either your Money Market Subaccount or the
DCA fixed account to any or all of the other subaccounts. The dollar cost averaging amount from the Money Market subaccount must be at least $50. At the time you apply for the contract, you may choose to use the DCA fixed account as the source account for dollar cost averaging for 12 months. You may choose to use the Money Market Subaccount as the source account at any time and for any length of time.

Loans.  You may borrow up to 90% (in most states) of the accumulated value of your contract less any applicable decrease charge.
Currently, we charge you an annual interest rate of 4.5% on the loan balance.  The maximum annual interest rate we would charge would be 5%.  After the 10th contract year, you may borrow a portion of your accumulated value at an annual rate of 3% (preferred loan).
For amounts that are left as collateral in the loan account we pay an annual rate of 3%.  Loans may have tax consequences. In your contract, the discussion of the operation of the loan feature is described as a loan account.  Loans are not available until the expiration of the free look period.

Partial Surrenders. You may make a written request to withdraw part of your accumulated value.  During the first ten contract years, we deduct a  $25 charge from the accumulated value for each partial surrender after the first one in any contract year.  Decrease charges may apply if the partial surrender results in a decrease in face amount.  Partial surrenders may have tax consequences.

Surrenders.  At any time while the contract is in force and the insured is living, you may make a written request to surrender this contract.  A surrender may result in a decrease charge depending how long your contract has been in force.  A surrender may have tax consequences.

Premiums

Flexibility of Premiums. After you pay the initial premium, you may pay subsequent premiums at any time and in any amount, subject to some restrictions.  While there are no scheduled premium due dates, you may schedule planned periodic premiums and then you will receive billing statements for the amount you select. You can choose to receive billing statements quarterly, semi-annually or annually.  You also may choose to make pre-authorized automatic monthly premiums using our electronic payments program.  You may make changes in the frequency and payment amounts at any time with adequate notice to our service center.

Free Look Provision.  You have the right to examine and cancel your contract by returning it to our service center or to your
Thrivent Financial associate no later than 10 days after you receive it.  (Some states allow a longer period of time during which a contract may be returned.)  The right to examine period begins when you receive your contract.  If you cancel and return your contract during this period, we generally will mail a refund to you within seven days after we receive your request to cancel your contract.  In most states, this refund will equal the sum of the accumulated value on the date the contract is returned to us plus the premium expense charge that was charged upon issue. In several other states the refund equals the premium paid.  Check your contract for information about how the free look provision applies in your state.

The Contract

Ownership Rights.  While the insured is living and the contract is in force, you, as the owner of the contract, may exercise all of the rights and options described in the contract, subject to the terms of any assignment of the contract.  These rights include selecting and changing the beneficiary, naming a successor owner, changing the face amount of the contract, and assigning the contract.

Variable Account.  The variable account is an investment account separate from the fixed account sometimes known as a separate account.  You may direct the money in your contract to any of the subaccounts of the variable account.  Each subaccount invests in one of the corresponding portfolios listed on the cover of this prospectus.  Amounts in the variable account will vary according to the investment performance of the portfolios in which the subaccounts invest.  There is no guaranteed minimum subaccount accumulated value.

Fixed Account.  You may place money in the fixed account where it earns at least 3% annual interest.  We may declare higher rates of interest, but are not obligated to do so. The fixed account is part of our general account.

DCA Fixed Account.  If you participate in the dollar cost averaging program you can choose to transfer dollars from the DCA fixed account to subaccounts according to your allocation instructions for a period of 12 months from issue only.  Dollars in the DCA fixed account earn a 6% annual rate of return for the 12 months the dollar cost averaging program is in place.

Loan Account.  The loan account is the amount securing any loan you make.  This amount is segregated and kept separate from the other amounts in your contract.  We deduct any interest that is charged for the loan to, and credit on the amount held as collateral for a loan, from the loan account.

Accumulated Value.  Accumulated value is the sum of your amounts in the subaccounts, the DCA fixed account, the fixed account and the loan account.  Accumulated value varies from day to day, depending on the investment performance of the subaccounts you choose, interest we credit to the fixed account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders, and loans).

Settlement Options.  There are several ways of receiving proceeds under the death benefit and surrender provisions of the contract, other than in a lump sum.  Proceeds distributed according to a settlement option do not vary with the investment experience of the variable account.  The minimum amount we will apply to a settlement option is $2,000.

Additional Benefits and Riders

We offer several optional insurance benefits and riders that provide additional benefits under the contract.  There is a charge associated with each of these insurance benefits and riders.  Your Thrivent Financial associate can help you determine whether any of these benefits and riders are suitable for you.

Contract Risks

Investment Risk

If you invest your accumulated value in one or more subaccounts, then you will be subject to the risk that investment performance of the subaccounts will be unfavorable and that the accumulated value will decrease.  You could lose everything you invest and your contract could lapse without value, unless you pay additional premium.  If you allocate premiums to the fixed account or the DCA fixed account, then we credit your accumulated value (in the fixed account or the DCA fixed account) with a declared rate of interest.  You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

If your monthly deductions exceed your cash surrender value, your contract may enter a 61-day (in most states) grace period.  We will notify you that your contract will lapse (that is, terminate without value) if you do not send us payment for the amount stated in the notice by a specified date.  Your contract generally will not lapse:

o        if you make timely payment of the minimum premium amount required to keep your death benefit guarantee in effect; or
o        if you make a payment sufficient to cover the next two monthly deductions before the end of the grace period.  Subject to certain conditions, you may reinstate a lapsed contract.

Tax Risks

We anticipate that the contract should be deemed a life insurance contract under federal tax law.  However, there is limited guidance under the federal tax law and some uncertainty about the application of the federal tax law to the contract, particularly as it relates to contracts on insureds in the substandard risk class.  Assuming that the contract qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of accumulated value until there is a distribution from the contract, or age 100, whichever comes first.  Moreover, death benefits payable under the contract generally would be excludable from the gross income of the beneficiary.  As a result, the beneficiary generally should not have to pay U.S.
federal income tax on the death benefit.

Depending on the total amount of premiums you pay, the contract may be treated as a modified endowment contract (MEC) under federal tax laws.  If a contract is treated as a MEC, then surrenders, partial surrenders, and loans under the contract will be taxable as ordinary income to the extent there are earnings in the contract.  In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.  If the contract is not a MEC, distributions generally will be treated first as a return of your investment in the contract and then as taxable income.  Moreover, loans generally will not be treated as distributions.  Finally, neither distributions nor loans from a contract that is not a MEC are subject to the 10% penalty tax.

You should consult a qualified tax adviser for assistance in all contract-related tax matters.

Surrender and Partial Surrender Risks

A decrease charge applies during the first 10 contract years after the issue date and for 10 years after each increase in face amount.  It is possible that you will receive no cash surrender value if you surrender your contract in the first few contract years.  You should purchase the contract only if you have the financial ability to keep it in force for a substantial period of time.  You should not purchase the contract if you intend to surrender all or part of the accumulated value in the near future.  We designed the contract to meet long-term financial goals.  The contract is not suitable as a short-term investment.

Even if you do not ask to surrender your contract, decrease charges may play a role in determining whether your contract will lapse
(terminate without value).  This is because decrease charges affect the cash surrender value, a measure we use to determine whether your contract will enter a grace period (and possibly lapse).  See Risk of Lapse above.

A partial surrender will reduce accumulated value, death benefit and the amount of premiums considered paid to meet the death benefit guarantee premium requirement.  If you select a level death benefit option, a partial surrender also will generally reduce the face amount of the contract.

A surrender or partial surrender may have tax consequences.

Loan Risks

A contract loan, whether or not repaid, will affect accumulated value over time because we subtract the amount of the loan from the subaccounts and/or fixed account as collateral.  This loan collateral does not participate in the investment performance of the subaccounts.

We reduce the amount we pay on the insured's death by the amount of any indebtedness.  Your contract may lapse (terminate without value) if your indebtedness reduces the cash surrender value to less than zero.

A loan will reduce your cash surrender value, deathproceeds and the amount of premiums considered to meet the death benefit guarantee premium requirement.  If you surrender the contract or allow it to lapse while a contract loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be  considered part of the amount you receive and taxed accordingly.

Portfolio Risks

A comprehensive discussion of the risks of each portfolio in which the subaccounts invest may be found in the portfolio companies prospectus.  Please refer to the prospectuses for the portfolio companies for more information. There is no assurance that any of the portfolios will achieve its stated investment objective.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.  If the amount of a charge varies depending on the owner's or the insured's individual characteristics (such as age, gender or risk class), the tables below show the minimum and maximum charges we assess under the contract across the range of all possible individual characteristics, as well as the charges for a specified typical owner. These charges may not be representative of the charges you will actually pay under the contract.

The first table describes the fees and expenses that you will pay at the time you buy the contract, surrender the contract, or transfer cash value among the subaccounts and the fixed account.

                                                   Transaction Fees
                                                   ----------------

---------------------------------- ----------------------------------------------------- -------------------------------
             Charge                                   When Deducted                             Amount Deducted
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
PREMIUM EXPENSE CHARGE             Upon receipt of each premium paid.                      5% of each premium payment
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
PREMIUM TAX CHARGE                 Not applicable/1/.                                            Not applicable
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
DECREASE CHARGE/2/
under the base contract:
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
     Minimum and Maximum Charge    Upon surrender, lapse, decrease in the face amount      During the first contract
                                   or a partial surrender that results in a decrease       year, $2.16 to $47.23 per
                                   in face amount during the first 10 contract years       $1,000 of decrease in face
                                                                                                     amount
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
     Charge for a male insured,    Upon surrender, lapse, decrease in the face amount    $14.72 per $1,000 of decrease
     issue age 40, in the          or a partial surrender that results in a decrease             in face amount
     preferred nontobacco  risk    in face amount during the first 10 contract years
     class with a face amount of
     $150,000, in the first
     contract year
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
   Following an increase in face
   amount:
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
     Minimum and Maximum Charge    Upon surrender, lapse, decrease in the face amount        During the first year
                                   or a partial surrender that results in a decrease       following the increase in
                                   in face amount during the first 10 contract years      face amount, $2.16 to $47.23
                                   following an increase in face amount                    per $1,000 of decrease in
                                                                                                  face amount
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
     Charge for a male insured,    Upon surrender, lapse, decrease in the face amount    $14.72 per $1,000 of decrease
     issue age 40, in the          or a partial surrender that results in a decrease             in face amount
     preferred nontobacco risk     in face amount during the first 10 contract years
     class with a face amount      following an increase in face amount
     increase of $150,000  in
     the first  year following
     an increase in face amount
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
SURRENDER CHARGE                   Upon partial surrender./3/                                  $25 per withdrawal
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
TRANSFER CHARGE                    Upon transfer./4/                                           $25 per transfer
---------------------------------- ----------------------------------------------------- -------------------------------
---------------------------------- ----------------------------------------------------- -------------------------------
ACCELERATED DEATH BENEFIT          On exercise of benefit.                                            $150
---------------------------------- ----------------------------------------------------- -------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including portfolio company fees and expenses.

------------------------------------------------------------------------------------------------------------------------
                           Periodic Charges Other Than Portfolio Company Operating Expenses
                           ----------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
                  Charge                                   When Deducted                  Amount Deducted (Annualized)
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
COST OF INSURANCE:/5/
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Minimum and Maximum Charge             On Issue Date and monthly thereafter.         $0.15 to $999.96 per $1,000
                                                                                         of amount at risk/6/
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Charge for a male insured, issue age   On Issue Date and monthly thereafter.        $2.28 per $1,000 of amount at
     40, in the preferred non-tobacco                                                                 risk
     risk class with a face amount of
     $150,000, in the first contract year
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
MORTALITY AND EXPENSE RISK CHARGES          On Issue Date and monthly thereafter.         During the first 10 contract
On accumulated values for subaccounts                                                       years, an annual rate of
from $0 up to $25,000                                                                     1.10% of the subaccount cash
                                                                                            value within this range

                                                                                         After the 10th contract year,
                                                                                           an annual rate of 0.90% of
                                                                                           the subaccount cash value
                                                                                               within this range
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
MORTALITY AND EXPENSE RISK CHARGES          On Issue Date and monthly thereafter.         During the first 10 contract
On accumulated values for subaccounts                                                       years, an annual rate of
$25,000 up to $100,000                                                                    1.00% of the subaccount cash
                                                                                            value within this range

                                                                                         After the 10th contract year,
                                                                                           an annual rate of 0.80% of
                                                                                           the subaccount cash value
                                                                                               within this range
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
MORTALITY AND EXPENSE RISK CHARGES          On Issue Date and monthly thereafter.         During the first 10 contract
On accumulated values for subaccounts                                                       years, an annual rate of
over $100,000                                                                             0.90% of the subaccount cash
                                                                                            value within this range

                                                                                         After the 10th contract year,
                                                                                           an annual rate of 0.70% of
                                                                                           the subaccount cash value
                                                                                               within this range
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
ADMINISTRATIVE CHARGE                       On Issue Date and monthly thereafter.         $90 for juveniles, $108 for
                                                                                                     adults
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
LOAN INTEREST                               On the date a loan is taken and monthly          5% on loan balance for
                                            thereafter                                     contracts before the 10th
                                                                                         contract year/7/
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
PREFERRED LOAN INTEREST                     On the date a loan is taken and monthly      3% on loan amount taken after
                                            thereafter                                   the 10th contract year/8/
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
ADDITIONAL BENEFIT CHARGES/9/
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
    ACCIDENTAL DEATH BENEFIT
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Minimum and Maximum Charge                 On the rider issue date and monthly       $ 0.36 to $ 2.88 per $1,000
                                               thereafter until the insured's age 70        of rider coverage amount

------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Charge for a male insured, issue age       On the rider issue date and monthly        $ 0.60 per $1,000 of rider
     40, in the standard risk class with       thereafter until the insured's age 70            coverage amount
     a face amount/rider coverage amount
     of $150,000
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     TERM LIFE INSURANCE BENEFIT
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Minimum and Maximum Charge                 On the rider issue date and monthly      $ 0.21 to $ 999.96 per $1,000
                                               thereafter until the end of the 30th         of rider coverage amount
                                                           contract year
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Charge for a male insured, issue age       On the rider issue date and monthly        $ 1.29 per $1,000 of rider
     40, in the preferred nontobacco risk      thereafter until the end of the 30th             coverage amount
     class with a face amount/rider                        contract year
     coverage amount of $150,000, in the
     first contract year
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
    APPLICANT WAIVER OF SELECTED AMOUNT
    BENEFIT CHARGE
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Minimum and Maximum Charge                 On the rider issue date and monthly        5% to 195% of all monthly
                                               thereafter until the insured's age 21     deductions/10/

------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Charge for an insured, issue age 0         On the rider issue date and monthly      6% of all monthly deductions/10/
     and applicant age 30, in the              thereafter until the insured's age 21
     standard risk class.
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
    CHILD TERM LIFE INSURANCE                   On the rider issue date and monthly        $ 5.40 per $1,000 of rider
    BENEFIT                                     thereafter until the child's age 25             coverage amount
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
    COST OF LIVING ADJUSTMENT BENEFIT                                                    No charge for this benefit/11/
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
    DISABILITY WAIVER OF MONTHLY
    DEDUCTION BENEFIT
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Minimum and Maximum Charge                 On the rider issue date and monthly      4.8% to 195.5% of all monthly
                                               thereafter until the insured's age 65              deductions/10/

------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Charge for a male insured, issue age       On the rider issue date and monthly           7.7% of all monthly
     40, in the preferred nontobacco           thereafter until the insured's age 65              deductions/10/
     risk class with a face amount/rider
     coverage amount of $150,000
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
    DISABILITY WAIVER OF SELECTED AMOUNT
    BENEFIT/12/
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Minimum and Maximum Charge                 On the rider issue date and monthly       1.9% to 98% of the selected
                                               thereafter until the insured's age 65         monthly premium amount
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Charge for a male insured, issue age       On the rider issue date and monthly       3.7% of the selected monthly
     40, in the preferred nontobaccor          thereafter until the insured's age 65             premium amount
     risk class with a face amount/rider
     coverage amount of $150,000
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
    GUARANTEED INCREASE OPTION BENEFIT          On the rider issue date and monthly         Minimum charge $0.36 per
                                               thereafter until the insured's age 43       thousand of rider amount,
                                                                                            maximum charge $2.52 per
                                                                                           thousand, charge at age 0,
                                                                                               $0.36 per thousand
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
    SPOUSE TERM LIFE INSURANCE BENEFIT
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Minimum and Maximum Charge                 On the rider issue date and monthly      $ 0.21 to $ 999.96 per $1,000
                                                thereafter until the earlier of the         of rider coverage amount
                                            insured's or spouse's death or divorce, or
                                                 the end of the 30th contract year
------------------------------------------- -------------------------------------------- -------------------------------
------------------------------------------- -------------------------------------------- -------------------------------
     Charge for a female insured, issue         On the rider issue date and monthly        $ 1.17 per $1,000 of rider
     age 40, in the preferred nontobacco        thereafter until the earlier of the             coverage amount
     risk class with a face amount/rider    insured's or spouse's death or divorce, or
     coverage amount of $150,000, in the         the end of the 30th contract year
     first contract year
------------------------------------------- -------------------------------------------- -------------------------------

/1/  We are not  currently  subject to premium  taxes.  However,  we reserve the right to impose a charge  for these  taxes in the  future if we have to pay them.

/2/  The decrease  charge remains level for the first five years of the contract
     (or during the first five years following an increase in face amount),  and then  decreases  each  contract year to zero by the end of year ten (and to zero by the end of the tenth year  following  an increase in face  amount).
     Decrease  charges  depend  on the  insured's  issue  age,  gender  (in most states),  amount of decrease in face amount, risk class and duration of the contract. The decrease charges shown in the table may not be representative of the  charges  you will pay.  For  decreases  in face  amount or  partial surrenders  that result in a decrease  in face  amount  during the first 10 contract  years (or first 10 contract  years  following an increase in face amount),  we calculate the amount of the decrease charge at the time of the decrease or surrender. However, we do not deduct this amount until the next monthly  deduction  date or upon  surrender  or  lapse,  if  earlier.  Your contract's  declarations page will indicate the decrease charges applicable to your contract,  and more detailed  information  concerning your decrease charges is available on request from our service center at (800) 847-4836.

/3/  The  charge  is  applicable  during  the first 10  contract  years for each partial  surrender  in  excess  of one per  contract  year.  After the 10th contract year there will not be a surrender charge.

/4/  We do not assess a transfer charge for the first twelve transfers made each contract year.

/5/  Cost of insurance  charges  depends on the insured's  issue age, gender (in most states),  amount at risk, face amount,  risk class and duration of the contract. The cost of insurance charges shown in the table are extremes and may not be  representative  of the  charges you will pay.  Your  contract's declarations page will indicate the cost of insurance charges applicable to your  contract,  and more  detailed  information  concerning  your  cost of insurance  charges is available on request from our service center at (800)
     847-4836.

/6/  The amount at risk is equal to the death benefit divided by 1.0024663, then less the accumulated value on the date the charge is deducted.

/7/  You may  borrow  up to 90% of the cash  surrender  value at the time of the loan request. Loans are not available until the expiration of the free look period.

/8/  Loan amounts may not exceed 10% of the cash  surrender  value each contract year for  this  preferred  rate to  apply.  Any  subsequent  loans  may not increase the sum of the preferred loans on the contract to no more than 60%
     of the amount by which the accumulated value exceeds the decrease charge on the date the loan is taken.

/9/  Charges for the  Accidental  Death Benefit,  Term Life  Insurance  Benefit,
     Applicant  Waiver Benefit,  Child Term Life Insurance  Benefit,  Disability
     Waiver Benefit,  Guaranteed  Increase Option Benefit,  and Spouse Term Life
     Insurance  Benefit may vary based on the  insured's  attained  age or issue age,  gender,  risk class,  face amount,  amount at risk, or rider coverage amount.  Charges based on age may increase as the insured  ages.  The rider charges  shown in the table may not be  representative  of the  charges you will  pay.  Your  contract's  specification  page will  indicate  the rider
     charges  applicable  to  your  contract,   and  more  detailed  information
     concerning  your rider  charges is  available  on request  from our service center at (800) 847-4836.  Before you purchase a contract,  we will provide you personalized  illustrations of your future benefits under the contract, based upon the insured's  age,  gender,  risk class,  death benefit  option chosen, face amount and riders requested.

/10/ Monthly   deductions   include   cost   of   insurance,    benefit   rider,
     administrative, and mortality and expense risk charges.

/11/ This  benefit will result in annual  increases  in face amount,  which will result in increases in your overall cost of insurance deductions.

/12/ The selected amount may be only within a range of the minimum death benefit guarantee premium up to the guideline premium.

The next item shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you won the contract.  Operating expenses include management fees and other expenses and may be higher or lower in the future.  More detail concerning each portfolio company's fees and expenses is contained in the attached prospectuses for the portfolio companies.

                Total Annual Portfolio Companies' Operating Expenses/1/
               (expenses that are deducted from portfolio company assets, including management fees and other expenses):
   -----------------------------------------------------------------------------------
   ----------------------------------------- -----------------------------------------
                   Minimum                                   Maximum
                    0.35%                                     1.55%

/1/ Certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2002.  After taking into account these voluntary arrangements, annual portfolio operating expenses would have ranged as follows:

                                Annual Portfolio Companies' Operation Expenses
                                            Absent Reimbursements/a/
               -----------------------------------------------------------------------------------
               ----------------------------------------- -----------------------------------------
                               Minimum                                   Maximum
                                0.35%                                     1.00%

/a/  The adviser, Thrivent Financial, has voluntarily agreed to pay on behalf of the AAL Fund or to reimburse the AAL Fund for all expenses in excess of the management fees for all portfolios except the AAL Large Company Index, AAL Small Cap Index and the AAL
Balanced Portfolios.  Thrivent Financial can reduce or terminate this voluntary reimbursement upon 30-days' written notice to the AAL
Fund.  Thrivent Financial intends to continue these reimbursements throughout 2003.

THRIVENT FINANCIAL FOR LUTHERANS AND THE
FIXED ACCOUNT

Thrivent Financial for Lutherans

We are a not-for-profit, non-stock, membership organization operating under the laws of the state of Wisconsin.  We are licensed to do business as a fraternal benefit society in all states. Thrivent Financial is the largest fraternal benefit society in the United
States. The organization provides high quality insurance coverage, financial products and services, and fraternal benefits to help enhance the lives of our members. We operate under the Articles of Incorporation and Bylaws of Thrivent Financial. Membership is open to Lutherans and their families, individuals employed by or associated with Lutheran organizations, and individuals who are co-owners of closely held businesses owned primarily by Lutherans and subject to our membership eligibility rules. Our members are joined together for insurance, education and volunteer opportunities. Our corporate office is 625 Fourth Avenue South, Minneapolis,
Minnesota, 55415. Our service center is located at 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001.

Fixed Account and DCA Fixed Account

The fixed account is an investment option that provides a fixed rate of interest. Unlike the subaccounts of the variable account, the performance of the fixed account does not rely on the performance of the financial markets.  We credit interest daily on amounts in the fixed account.  Interest accrues on amounts allocated or transferred to the fixed account from the date of allocation or transfer.

The DCA fixed account is an account to which you direct an amount to be transferred on a monthly basis for 12 months. You establish the DCA fixed account when you enroll in the dollar cost averaging program.  Like the fixed account above, we credit interest daily on amounts in the DCA fixed account.

The fixed account and DCA fixed account are part of our general account. The general account consists of all assets owned by Thrivent
Financial other than those segregated in any variable account. Subject to applicable law, we have sole discretion over the investment of the general account assets. You do not share directly in the investment returns of those assets. Instead, each quarter, we will declare an effective annual interest rate for the fixed account. We guarantee that the effective interest rate will never be less than 3% annually. We may credit interest at a rate in excess of 3% per year. We credit an annualized rate of 6% in the DCA fixed account.

The fixed account has not been registered under the Securities Act of 1933 (1933 Act), and the fixed account has not been registered as an investment company under the 1940 Act. Accordingly, neither the fixed account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures regarding the fixed account option and the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses.

Maintenance of Solvency

This provision applies only to values in the fixed account.

If our reserves for any class of contracts become impaired, you may be required to make an extra payment.  Our Board of Directors will determine the amount of any extra payment based on each member's fair share of the deficiency. You may make the extra payment by an equivalent reduction in benefits or a payment in cash.  If you do not make the extra payment within 60 days from the date we notify you of your share of the deficiency, the amount will be charged as a loan against the contract with an annual interest rate of
5% .  Any indebtedness and interest charged against the contract, or any agreement for a reduction in benefits, shall have priority over the interest of any owner, beneficiary, or collateral assignee under the contract.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS

Variable Account

Thrivent Variable Life Account I is a segregated asset account established by the Board of Directors of Thrivent Financial (then, Aid
Association for Lutherans) on May 8, 1997 pursuant to the laws of the State of Wisconsin. The account meets the definition of
"separate account" under the federal securities laws. The variable account is a unit investment trust, which is a type of investment company. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 (1940 Act). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the variable account.

The variable account is divided into subaccounts.  Net premiums flows through the contract to either the variable account or the fixed account according to your instructions.  From the variable account, the net premium flows to the subaccounts in the amounts or percentages you allocate.  In turn, the subaccounts invest in shares of one of the corresponding portfolios of a fund.  We describe these portfolios and their investment objectives below. Net premiums allocated to a subaccount, and the resulting accumulated value will increase or decrease based on the investment experience of that subaccount's corresponding portfolio.  We make no assurance that the portfolios will meet their investment objectives. You bear all the investment risk for premiums allocated to the subaccounts.

We own the assets of the variable account and keep them legally segregated from the assets of the general account. The assets of the variable account shall, at the time during the year that adjustments in the reserves are made, have a value at least equal to the reserves and other contract liabilities with respect to the variable account and, at all other times, shall have a value approximately equal to or in excess of such reserves and liabilities. The assets of the variable account shall not be chargeable with liabilities arising out of any other business we may conduct, except to the extent that the assets of the variable account exceed the reserves and other contract liabilities of the variable account arising under the contracts supported by the variable account. We are obligated to pay all amounts promised to you under the contract.

Where permitted by applicable law and business need, we reserve the right to make certain changes to the structure and operation of the variable account, including, among others, the right to:

 o Remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
 o Substitute shares of another portfolio company, which may have different fees and expenses, for shares of a subaccount at our discretion;
 o Substitute or close subaccounts to allocations of premiums or accumulated value, or both, and to existing investments or the investment of future premiums, or both, at any time in our discretion;
 o Transfer assets supporting the contract from one subaccount to another or from the variable account to another variable account;
 o Combine the variable account with other variable accounts, and/or create new variable accounts;
 o Deregister the variable account under the 1940 Act, or operate the variable account as a management investment company under the
   1940 Act, or as any other form permitted by law; and
 o Modify the provisions of the contract to reflect changes to the subaccounts and the variable account and to comply with applicable law.

The portfolios, which sell their shares to the subaccounts, also may terminate these arrangements and discontinue offering their shares to the subaccounts. We will not make any changes without receiving any necessary approval of the contract owners, SEC and applicable state insurance departments. We will notify you of any changes.

Income, gains and losses, whether or not realized, from the assets in each subaccount are credited to or charged against that subaccount without regard to any of our other income, gains or losses. The value of the assets in the variable account is determined at the end of each valuation date. The variable account consists of 28 subaccounts in which to invest.

If investment in the portfolio companies or in any particular portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the contract, or for any other reason in our sole discretion, we may substitute a different investment option for any of the current portfolios. The substituted investment option may have different fees and expenses. However, before any such substitution, the approval of the Securities and Exchange Commission and applicable state insurance departments would be needed. You will be notified of any substitutions. Subaccounts may be opened, closed or substituted with regard to any of the following as of any specified date: 1) existing accumulated value; 2) future payments; and 3) existing and/or future owners. The portfolio companies sell their shares to the subaccounts pursuant to participation agreements and may terminate those agreements and discontinue offering their shares to the subaccounts.

In addition, we reserve the right to make other structural and operational changes affecting the variable account.

We do not guarantee any money you place in the subaccounts.  The value of each subaccount will increase or decrease, depending on the investment performance of the corresponding portfolio.  You could lose some or all of your money.

Portfolio Companies

You may allocate net premiums to one or more of the subaccounts.  Each subaccount of the variable account invests in shares of a corresponding portfolio of either the AAL Fund or the LB Fund.  The AAL Fund is a Maryland corporation registered with the SEC under the 1940 Act as a diversified, open-end investment company commonly known as a mutual fund or portfolio company.  The LB Fund is a
Minnesota corporation also registered with the SEC as a mutual fund.  These registrations do not involve supervision by the SEC of the management or investment practices or policies of either fund.

Each portfolio's assets are held separate from the assets of other portfolios, and each portfolio has investment objectives and policies that differ from those of other portfolios.  Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.
The following table summarizes each portfolio's investment objective.  There is no assurance that any of the portfolios will achieve its stated objective.  For example, during extended periods of low interest rates, the yields of a money market subaccount may become extremely low and possibly negative.

                    AAL Variable Product Series Fund, Inc.

Portfolio                                            Investment Objective
---------                                            --------------------

Technology Stock Portfolio                           To seek long-term capital appreciation by investing
                                                     primarily in a diversified portfolio of common stocks
                                                     and securities convertible into common stocks.

Small Cap Stock Portfolio                            To seek long-term capital growth by investing
                                                     primarily in small company common stocks, and
                                                     securities convertible into small company common stock.

Small Cap Value Portfolio                            To seek long-term capital appreciation by investing
                                                     primarily in a diversified portfolio of small company
                                                     common stocks and securities convertible into small
                                                     company common stocks

Small Cap Index Portfolio                            To strive for capital growth that approximates the
                                                     performance of the S&P SmallCap 600/1/ index by
                                                     investing primarily in common stocks of the Index.

Mid Cap Stock Portfolio                              To seek long-term capital growth by investing
                                                     primarily in common stocks and securities convertible
                                                     into common stocks, of mid-sized companies.

Mid Cap Index Portfolio                              To seek total returns that track the performance of
                                                     the S&P MidCap 400 Index, by investing primarily in
                                                     common stocks included in the Index.

International Portfolio                              To strive for long-term capital growth by investing
                                                     primarily in foreign stocks.

Capital Growth Portfolio                             To seek long-term capital growth by investing
                                                     primarily in a diversified portfolio of common stocks
                                                     and securities that are convertible into common stocks.

Large Company Index Portfolio                        To strive for investment results that approximate the
                                                     performance of the S&P 5001 by investing primarily in
                                                     common stocks included in the Index.

Balanced Portfolio                                   To seek capital growth and income by investing in a
                                                     mix of common stocks, bonds and money market
                                                     instruments. Securities are selected consistent with
                                                     the policies of the Large Company Index, Bond Index
                                                     and Money Market Portfolios, respectively.

Real Estate Securities Portfolio                     To seek to provide long-term capital appreciation and
                                                     high current income by investing primarily in the
                                                     equity securities of companies in the real estate
                                                     industry.

Mortgage Securities Portfolio                        To seek a combination of current income and long-term
                                                     capital appreciation by investing primarily in a
                                                     diversified portfolio of debt securities backed by
                                                     pools of residential and/or commercial mortgages.

High Yield Bond Portfolio                            To strive for high current income and secondarily
                                                     capital growth by investing primarily in high risk,
                                                     high-yield bonds, commonly referred to as "junk bonds."

Bond Index Portfolio                                 To strive for investment results that are similar to
                                                     the total return of the Lehman Aggregate Bond Index by
                                                     investing primarily in bonds and other debt securities
                                                     included in the Index.
___________
/1/  "Standard  &  Poor's(R),"   "S&P(R),"  "S&P  500(R),"
     "Standard &  Poor's 500," "500," "Standard &  Poor's SmallCap 600,"
     "S&P  SmallCap  600,"  "S&P  MidCap 400" and  "Standard  and Poor's
     MidCap 400" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed  for use by  Thrivent  Financial.  The  product is not  sponsored, endorsed,  sold or promoted by Standard  &  Poor's and  Standard  &
     Poor's makes no  representation  regarding the advisability of investing in the product.

                                            LB Series Fund, Inc.

Portfolio                                            Investment Objective
---------                                            --------------------

Opportunity Growth Portfolio                         To achieve long-term growth of capital by investing
                                                     primarily in a professionally managed diversified
                                                     portfolio of smaller capitalization common stocks.

FTI Small Cap Growth Portfolio                       To achieve long-term capital growth by investing
                                                     primarily in a diversified portfolio of common stocks
                                                     of U.S. small capitalization companies.

MFS Mid Cap Growth Portfolio                         To achieve long-term growth of capital by investing
                                                     primarily in a non-diversified portfolio of common
                                                     stocks of companies with medium market capitalizations.
Mid Cap Growth Portfolio                             To achieve long-term growth of capital by investing
                                                     primarily in a professionally managed diversified
                                                     portfolio of common stocks of companies with medium
                                                     market capitalizations.

World Growth Portfolio                               To achieve long-term growth of capital by investing
                                                     primarily in a professionally managed diversified
                                                     portfolio of common stocks of established, non-U.S
                                                     companies.

FI All Cap Portfolio                                 To seek long-term growth of capital.

Growth Portfolio                                     To achieve long-term growth of capital through
                                                     investment primarily in common stocks of established
                                                     corporations that appear to offer attractive prospects
                                                     of a high total return from dividends and capital
                                                     appreciation.

Value Portfolio                                      To achieve long-term growth of capital.

MFS Investors Growth Portfolio                       To achieve long-term growth of capital and future
                                                     income by investing primarily in a diversified
                                                     portfolio of common stocks of companies that appear to
                                                     offer better than average long-term growth potential.

TRP Growth Stock Portfolio                           To achieve long-term growth of capital and,
                                                     secondarily, increase dividend income by investing
                                                     primarily in a diversified portfolio of common stocks
                                                     of well-established growth companies.

High Yield Portfolio                                 To achieve a higher level of income through investment
                                                     in a diversified portfolio of high yield securities
                                                     ("junk bonds"), which involve greater risks than
                                                     higher quality investments.

Income Portfolio                                     To achieve a high level of income over the longer term
                                                     while providing reasonable safety of capital through
                                                     investment primarily in readily marketable
                                                     intermediate- and long-term fixed income securities.

Limited Maturity Bond Portfolio                      To seek a high level of current income consistent with
                                                     stability of principal.

Money Market Portfolio                               To achieve the maximum current income that is
                                                     consistent with stability of capital and maintenance
                                                     of liquidity through investment in high-quality
                                                     short-term debt obligation.

Each portfolio has its own investment objective, investment program, policies and restrictions.  Although the investment objectives and policies of certain portfolios may be similar to the investment objectives and policies of other portfolios that we manage or sponsor or an affiliate of ours may manage or sponsor, we do not represent or assure you that the investment results will be comparable to any other portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in portfolio performance. For all of these reasons, you should expect investment results to differ. In particular, certain portfolios available only through the contract may have names similar to portfolios not available through the contract. The performance of a portfolio not available through the contract does not indicate performance of the similarly named portfolio available through the contract.

Before selecting any subaccount, you should carefully read the accompanying prospectuses for the Funds.  You should periodically consider your allocation among subaccounts in light of current market conditions and your investment goals, risk tolerance and financial circumstances.  The prospectuses provide more complete information about the portfolios of the Funds in which the subaccounts invest, including investment objectives and policies, risks, charges, and expenses.

Thrivent Financial is  investment adviser to both the AAL Fund and the LB Fund.  Thrivent Financial is registered as an investment adviser under the Investment Advisers Act of 1940. Pursuant to the investment advisory agreement, Thrivent Financial determines which securities to purchase and sell, arranges the purchases and sales and helps formulate the investment program for the portfolios.
Thrivent Financial implements the investment program for the portfolios consistent with each portfolio's investment objectives, policies and restrictions.

We offer shares of the portfolio companies to several variable accounts managed by us and to fund benefits payable under the contracts issued through each variable account. We also offer shares of the AAL Fund and LB Fund to certain retirement plans . The portfolio companies may also offer their shares directly to us, other of our variable accounts, our subsidiaries or affiliated companies. We may add or substitute portfolios for the current portfolios at any time (subject to any necessary regulatory approval).
Not all portfolios are available in all states.

At this time, we do not anticipate any disadvantages to owners arising from the sale of the Funds' shares to support variable life insurance contracts and variable annuity contracts, or from shares being sold to variable accounts of insurance companies that may be affiliated with us. However, we will monitor events in order to identify any material irreconcilable conflicts that may arise, and will determine what action, if any, should be taken in response to these conflicts.  In addition, if we believe that the Funds'
response to any of these conflicts does not sufficiently protect owners, we will take appropriate action on our own.

Oechsle International Advisors LLC is the sub-adviser to the International Stock Portfolio. Pacific Investment Management Company
(PIMCO) serves as sub-adviser to the High Yield Bond Portfolio. Franklin Advisers, Inc. is the sub-adviser to the FTI Small Cap
Growth Portfolio.  Massachusetts Financial Services Company is the sub-adviser for the MFS Mid Cap Growth Portfolio and the MFS
Investors Growth Portfolio.  Fidelity Management & Research Company sub-advises the FI All Cap Portfolio.  T. Rowe Price Associates,
Inc. sub-advises the TRP Growth Stock Portfolio.

Voting Privileges
All of the assets held in the subaccounts are invested in shares of the corresponding portfolios. We are the legal owner of those shares and have the right to vote on any matters voted on at shareholder meetings. To the extent required by law, we will vote at shareholder meetings in accordance with instructions received from contract owners. The contract owner will have instruction rights with respect to portfolio shares attributable to the contract.  If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change as to permit us to vote the portfolio shares in our own right, we may do so.

Any portfolio shares for which we do not receive timely voting instructions, or which are not attributable to contract owners will be represented at the meeting and voted by us in proportion to the instructions received.

THE CONTRACT

We issue contracts to applicants who are age 16 or older who become benefit members of Thrivent Financial.  We also issue  contracts when the proposed insured is younger than age 16, but is otherwise eligible for benefit membership.

Typically, the applicant of the contract is the owner and insured of the contract.  While the insured is alive, the owner of the contract may exercise every right and enjoy every benefit provided in the contract.  The person who applies for the contract becomes a benefit member of Thrivent Financial upon our approval of the membership application.

For a contract where the insured and owner of the contract is younger than age 16 (juvenile), an adult must apply on behalf of the insured in this case and retain control over the contract.  The adult applicant controller exercises certain rights of ownership on behalf of the juvenile insured.  These rights are described in the contract.  The adult controller may transfer control to another eligible person, but cannot transfer ownership of the contract.

After the juvenile insured attains age 16, control will transfer to the insured on the earlier of:

         o the contract anniversary after the insured's 21st birthday;

         o the date on which the adult controller transfers control to the insured by giving us written notice; or

         o the date of death of the adult controller.

If the person who has control of the contract dies before the juvenile insured attains age 16, control will be vested in an eligible person according to our bylaws.  If we determine that it is best for the insured, we may transfer control of the contract to some other eligible person according to our bylaws.

Applying for a Contract

We sell the contract through our Thrivent Financial associates who also are registered representatives of Thrivent Investment
Management. To apply for a contract please contact your Thrivent Financial associate. You can locate your Thrivent Financial associate by calling (800) 847-4836 or visiting our Web page at www.thrivent.com.

Purchasing a Contract

To purchase a contract, you must submit a completed application and an initial premium to us at our service center through any
Thrivent Financial associate.  We will not begin processing your request to purchase a contract until we receive the application in good order and the initial premium.

In general, we may issue contracts on insureds up to age 80  to persons who are eligible for membership in Thrivent Financial.
Membership is open to Lutherans and their families and to non-Lutherans who are employed by or are associated with Lutheran organizations. The minimum face amount will vary depending upon your age. For ages 17 and under, the minimum issue amount is $25,000.
For ages 18 to 50, the minimum amount is $100,000. For ages 51 to 80, the minimum amount is $50,000 (minimum ages and issue amounts may vary when issued to an insured in a substandard risk class and in certain states). We require proof of insurability, which may include a medical examination. We offer people who do not use tobacco products the most favorable rates. If increased mortality risks are involved, there may be a higher cost of insurance charged. We reserve the right to change our underwriting requirements.

Replacement of Existing Insurance

It may not be in your best interest to surrender, lapse, change or borrow from existing life insurance policies or annuity contracts to purchase this contract.  You should compare your existing insurance and this contract carefully.  You should replace your existing insurance only when you determine that this contract is better for you.  You may have to pay a decrease charge on your existing insurance, and this contract imposes a new decrease charge period.  You should speak with your financial professional or tax advisor to be sure the exchange of an existing insurance policy for this contract will be a tax-free exchange.  If you surrender your existing insurance policy for cash and then purchase this contract, you may have to pay a tax, including possibly a penalty tax, on the surrender.  Because we will not issue this contract until we have received an initial premium from the issuer of your existing insurance policy, the issuance of this contract may be delayed.

When Insurance Coverage Takes Effect

We will issue a contract only if the underwriting process has been completed, the application has been approved, and the proposed insured is alive and in the same condition of health as described in the application.  Full insurance coverage under the contract will take effect only if we have received your minimum initial premium.  We begin to deduct monthly deductions from your accumulated value on the contract date.

Free Look Provision

Your contract provides for an initial "free look" period. You, as the owner, have the right to return your contract within 10 days after you receive it. (Some states allow a longer period of time during which a contract may be returned.) To return your contract you may either:

 1) deliver or mail your contract along with a written request to cancel to your Thrivent Financial associate, or

 2) deliver or mail your contract along with a written request to cancel to the service center.

Generally within seven days after we receive your request for cancellation, we will cancel the contract and send you a refund.

We will refund to you an amount equal to the contract's accumulated value plus premium expense charge.  To determine the amount to refund, we will use the accumulation unit value as of the date of the returned contract or notification of cancellation is received by us. This amount may be different than the premium you paid depending upon the investment experience of the subaccount(s) you selected.  This "free look" provision also applies to any increase in face amount.  In some states the amount we refund under the free look provision is the sum of premiums you paid.  We may postpone payment of the refund under certain conditions.

Ownership Rights

The contract belongs to the owner named in the application.  While the insured is living, the owner may exercise all of the rights and options described in the contract.  The owner is the insured unless the application specifies another person as the insured, or the owner is changed after issue.  If the owner is not the insured and dies before the insured, ownership of the contract will pass to the owner's estate, unless a successor owner has been designated.  To the extent permitted by law, contract benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).

Modifying the Contract

No representative of Thrivent Financial except the president or the secretary may change any part of the contract.

Death and Surrender

Your contract will terminate if the insured dies or if you surrender the contract.

State Variations

Any state variations in the contracts are covered in a special policy form for use in that state. This prospectus provides a general description of the contracts. Your actual contract and any riders are the controlling documents. If you would like to review a specimen copy of the contract and riders, contact our service center. Contracts may not be available in all states.

PREMIUMS

Initial Premium

You may allocate your premium to any subaccount of the variable account and/or the fixed account. If your application is in good order, we will allocate your initial premium to your chosen subaccounts, DCA fixed account and/or fixed account  once the application and premium are received at our service center.  If we determine the application and corresponding materials are not in good order, we will contact you.  When we contact you, we will inform you of any information or further materials that we require to issue the contract.  When we make such requests, we will request you to provide us with any such information or materials within a certain period.  If we do not receive the necessary information or materials within that period, we will retire your application and return it to you along with your premium payment.  We credit interest on premiums that we receive until we issue the contract.  Then we will allocate your initial premium along with any interest according to the instructions in your contract.

We will issue your contract if you meet all underwriting and other requirements. We issue contracts only on a valuation date between the 1st and the 28th of any month. New contracts that are ready for issuance on the 29th through the 31st of any month will be issued on the first valuation date in the following month.

The initial premium must be an amount sufficient to pay the first monthly deduction plus an amount to cover any decrease charge. For the initial premium, we will deduct a 5% premium expense charge for sales expenses from the premium. We call the remainder of the premium the "Net Premium." Net premiums are the amounts allocated among the various investment options.  Each subsequent premium is subject to this premium charge.

Your allocation must be in whole percentages and total 100%. We will allocate your premium according to your allocation instructions on your application.  If you do not designate premium allocation percentages, we will treat your application as not in good order.
You may change your allocation percentages for future payments at any time.

Flexible Premiums

This contract is a flexible premium contract. After a minimum initial premium, premiums may be paid at any time and in any amount, subject to some restrictions.  There are no scheduled premium due dates. However, we have the ability to assist you by scheduling planned periodic premiums. Planned periodic premiums are premiums you choose to pay on a regular basis. We will send you billing statements for an amount you select. You can choose quarterly, semi-annual or annual statements. You may also choose to make pre-authorized automatic monthly premiums using our electronic payment program. You may make changes in frequency and payment amounts at anytime with adequate notice.

We recommend that you pay at least the death benefit guarantee premium to protect your contract from lapsing. Paying this minimum premium amount ensures that your contract will not lapse if the cash surrender value is not sufficient to pay the monthly deductions during any period of adverse investment returns. See Death Benefit Guarantee. In certain circumstances, a  premium payment may cause the contract to be characterized as a Modified Endowment Contract. See Modified Endowment Contract. You should discuss the amount and frequency of your premiums with your Thrivent Financial associate.

Net Premiums & Premium Allocation

We deduct from each premium a 5% premium expense charge for sales expenses.  The remainder of the premium is the "net premium." Net premiums are the amounts we direct to the various subaccounts and/or fixed account according to your allocation instructions.

We allocate net premiums according to the premium allocation percentages you chose at the time of application unless you instruct us otherwise. Your allocation must be in whole percentages and total 100%.  If necessary, we will adjust your allocation to eliminate fractional percentages. We will allocate your premium according to your allocation instructions on your application.  If you do not designate premium allocation percentages, we will treat your application as not in good order.

If we receive your premium before the close of regular trading on the New York Stock Exchange (NYSE) (usually 3:00 p.m. Central Time)
on a valuation date, allocation occurs at the end of the day in which we receive your payment.  If we receive your premium on a non-valuation date or after the NYSE closes, the allocation occurs as of the end of the next valuation date.  See Glossary for definition of "valuation date."

The NYSE is closed on Saturdays and Sundays and on New Year's Day, Martin Luther King Jr. Day, Presidents Day, Good Friday, Memorial
Day, Independence Day, Labor Day, Thanksgiving and Christmas.  If one of these holidays falls on a Saturday or Sunday, the NYSE will be closed on the preceding Friday or the following Monday, respectively. We will not purchase or redeem any accumulation units on any days that Thrivent Financial is not open for business.

Limits

We reserve the right to:

   o limit the number and amount of premiums; and
   o refuse any premium that adversely affects life insurance qualification under the Internal Revenue Code.

The Internal Revenue Code excludes from gross income, life insurance death benefits and increases in accumulated value prior to receipt by the owner. To qualify for this exclusion, federal tax law limits the premiums you may pay and requires that the accumulated value be limited to a certain percentage of the death benefit. We will return the portion of any premium payment that causes the limit on premiums to be exceeded.

In the event of a reduction in the face amount, or other changes to the contract which cause the premiums paid or the accumulated value to exceed the applicable limit stated in the Internal Revenue Code regarding the definition of life insurance, we will refund any excess premiums or cash necessary to comply with the limit stated in the Internal Revenue Code.

CONTRACT VALUES

Accumulated Value

On the contract date, the accumulated value is the first net premium less any monthly deductions. After the contract date, accumulated value is equal to the sum of the accumulated values in the contract's subaccounts, DCA fixed account, fixed account and loan account.

The accumulated value of your contract, at any one time, is determined by: multiplying the total number of accumulation units for each subaccount by its appropriate current accumulation unit value; adding together the resulting values of each subaccount; and
adding any accumulated value in the fixed account.

While loans are not deducted from accumulated value, loans do reduce the amount you would receive upon surrender of your contract and the amount available to pay charges. Loans do not share in the investment performance of the subaccounts and accrue interest charges which may result in less interest credited to your contract than if the amounts were allocated to the fixed account.

Over the life of your contract, many factors determine its accumulated value. They include:

     o premiums paid;
     o the investment experience of the subaccounts;
     o interest credited to the fixed account, DCA fixed account and loan account;      o loans taken and loan repayments;
     o interest charged for any loans taken;
     o partial surrenders taken; and
     o charges and deductions taken.

Because a contract's accumulated value is based on the variables listed above, it cannot be predetermined. Accumulated value in the subaccounts will largely be determined by market conditions and investment experience of the underlying portfolios. The owner will bear all such risk.

On your first valuation date, the accumulated value is equal to the net premium amount minus any of the contract charges and deductions which may be due on that date. Thereafter, the accumulated value of the contract changes daily.  The value of the fixed account is guaranteed as to principal and interest at 3% and is subject to the contract charges and deductions. There is no guaranteed minimum accumulated value for any subaccount.

Fixed Account Accumulated Value

The fixed account accumulated value reflects net premiums allocated to the fixed account, transfers of accumulated value to or from the subaccounts, interest credited, and any deductions. Each day the accumulated value in the fixed account will change based upon these factors. See the contract for further detail.

DCA Fixed Account

The DCA fixed account accumulation value reflects the net premium directed to fund the account to establish the dollar cost averaging program.  Only one net premium is provided to establish the account.  The periodic transfers reduce the account monthly for 12 months. At the end of the 12-month period, we transfer any remaining value to the Money Market Subaccount and the DCA fixed account is depleted.

Loan Account

You establish the loan account when you take out a loan.  The amount used to secure the loan is transferred to the loan account.  The loan account is affected by repayments, additional loans and interest credited to and charge against it.  Each day the accumulation value in the loan account will change based on these factors.

Variable Account Accumulated Value
Number of Accumulation Units

The number of accumulation units in any subaccount may increase or decrease at the end of each valuation period. This fluctuation depends on the transactions that occur in the subaccount during the valuation period. When transactions occur, the actual dollar amounts of the transactions are converted to accumulation units. The number of accumulation units is determined by dividing the dollar amount of the transaction by the accumulation unit value of the subaccount at the end of the valuation period during which the transaction occurs.

The number of accumulation units in a subaccount increases when the following transactions occur during the valuation period:

   o net premiums are allocated to the subaccount; or
   o accumulated value is transferred to the subaccount from another subaccount or from the fixed account; or
   o repayment of loan amounts.
The number of accumulation units in a subaccount decreases when the following transactions occur during the valuation period:

   o accumulated value is transferred from the subaccount to another subaccount or to the fixed account, including loan transfers;
   o surrenders, partial surrenders and decrease charges are taken from the subaccount;
   o monthly deductions or transfer charges are taken from the subaccount;
   o a charge for a contract change is allocated to the subaccount; or
   o any loan taken.

Accumulation Unit Value

For each subaccount, the initial accumulation unit value was set when the subaccount was established. The accumulation unit value may increase or decrease from one valuation period to the next.

The accumulation unit value for a subaccount for any valuation period is equal to:

o  the net asset value of the corresponding portfolio at the end of the valuation period;
o  plus the amount of any dividend, capital gain or other distribution made by the portfolio if the "ex-dividend" date occurs during the valuation period;
o  plus or minus any cumulative credit or charge for taxes reserved which we determine has resulted from the operation of the subaccount;
o  divided by the total number of accumulation units held in the subaccount at the end of the valuation period before any of the transactions, referred to in the Number of Accumulation Units subsection above, have occurred.

Cash Surrender Value

The cash surrender value is the total amount you may withdraw from the contract. It is equal to the accumulated value less any decrease charges and any outstanding loan principal and accrued interest and any deferred monthly deductions.  The cash surrender value changes daily, reflecting, among other things,  increases and decreases in the value of the portfolios in which the assets of the subaccounts are invested and interest credited in the fixed account, DCA fixed account and loan account, and any interest charged against the loan account. It is possible for the cash surrender value of your contract to decline to zero because of unfavorable investment performance or outstanding loans.

You will be advised as to the number of accumulation units which are credited to the contract, the current accumulation unit values, subaccount accumulated value, fixed account accumulated value, DCA fixed account accumulated value and loan account accumulated value, the total accumulated value and the cash surrender value at least annually.

DEATH BENEFITS

The primary reason to buy a life insurance contract is for the death benefit it provides in the event of the insured's death.  The death benefit is the amount payable upon the death of the insured. At the time of purchase, you must choose between two death benefit options: the Level Death Benefit Option (Option 1) or the Variable Death Benefit Option (Option 2). We determine the amount payable as of the date of the insured's death depending on the death benefit option chosen. Any loans, unpaid loan interest and partial surrenders and any deferred monthly deductions will reduce the deathproceeds.

Level Death Benefit Option (Option 1)

The death benefit for this option remains level, but in limited situations will vary. Under this option, the death benefit is the greater of the face amount, or the death benefit factor multiplied by accumulated value.  If you keep your contract in force for several years and your accumulated value continues to increase, your death benefit may be increased by a death benefit factor. This factor helps to ensure that your death benefit is large enough to qualify as life insurance under federal tax law. The death benefit factor depends upon your attained age. For ages 0 through 40, the factor is 2.5 and afterwards decreases to 1 at age 95. Your contract includes a table of the death benefit factors.

You should consider the level death benefit option if:
o  you do not expect your insurance needs to generally increase; or
o  you wish to minimize your insurance costs.

In general, the level death benefit option provides greater growth in accumulated value than the variable death benefit option. By choosing the level death benefit option, any increases in accumulated value reduce the actual amount of insurance at risk and lower your cost of insurance.

Variable Death Benefit Option (Option 2)

The variable death benefit option provides a death benefit that varies over time. Under this option, the death benefit will be the greater of the face amount plus accumulated value, or the death benefit factor (described above) multiplied by accumulated value. The death benefit fluctuates correspondingly with your accumulated value.

You should consider the variable death benefit option if:
o you expect your insurance needs to increase, or
o you wish to have the potential for an increasing death benefit.

In general, the variable option provides a greater death benefit than the level option.

Changing Your Death Benefit Option

You may request to change your death benefit option at any time before attained age 100. If we approve the change we will increase or decrease the face amount so your death benefit immediately after the change will be the same as immediately before the change.

If you change from the level death benefit option to the variable death benefit option, we will reduce your face amount by the amount of accumulated value on the date the change takes place. We will not allow the change if it reduces your face amount below the minimum amount as defined on the schedule page of your contract. If you change from the variable death benefit option to the level death benefit option, your face amount increases. The increase is determined so your death benefit immediately after the change will be the same as immediately before the change.

There may be tax consequences when you change your death benefit option. Please consult your tax adviser before making any such change.

Changing Your Face amount

You select the face amount when you apply for the contract.  You may change the face amount by written request. We will not permit any change that would result in your contract being disqualified as a life insurance contract under Section 7702 of the Internal
Revenue Code .  Changing the face amount may have tax consequences and you should consult a tax advisor before doing so.

Increasing Your Face amount

Subject to our underwriting guidelines and policies, you have the right to increase the face amount at any time on or before the contract anniversary following the insured's 80th birthday.

Any increase in face amount is subject to the following conditions:

o  We must receive a written application at our service center.
o  We require evidence of insurability which meets our standards.
o  The increase amount must be for at least $25,000.
o  The cash surrender value must be sufficient to cover the monthly deduction on the effective date of the increase

Increases in your face amount will result in additional charges to cover the increased amount at risk. We compute charges at the existing rates at the time of increase. The cost of insurance rates for each increase will vary based on factors such as gender (in most states), risk class, age and the time elapsed since issue.

A new set of decrease charges will also apply to each increase in the face amount. We show these new charges on the supplemental contract schedule page of your contract.

Decreasing Your Face amount

At any time before the insured's attained age 100, you have the right to decrease your face amount. Requirements for decreasing your face amount are:

o  we must receive  a written request at our service center;
o  the face amount remaining in effect cannot be less than the minimum amount defined at issue on the schedule page ; and
o  premiums and accumulated value must be in compliance with Internal Revenue Code limits.

The decrease will become effective as of the monthly deduction date on or following the date we receive the request at the service center. We will subtract the decrease first from any previous increases in the face amount, starting with the most recent, then as needed from the original face amount.

We subtract a decrease charge from the accumulated value if a decrease charge is in effect for that part of the face amount decreased. We show you the decrease charges applicable to you on the Table of Decrease Charges in your contract.

A decrease in your face amount may cause your contract to be classified as a Modified Endowment Contract and could have other tax consequences. Please consult your tax adviser before decreasing your face amount. See Modified Endowment Contract.

Death Claims

In the event of the death of the insured, we must receive written notice of death at our service center.  Notice should include the insured's name and contract number. A Thrivent Financial associate may assist in making such a claim.

Once we receive written notice, we will send a claim form to the beneficiary. The beneficiary must complete the claim form and send it to our service center with a certified copy of the death certificate. We will begin processing the claim as soon as we receive these items in good order.

Payment of Benefits

In addition to traditional lump sum payments, other payment options are available.   All or part of the life insurance proceeds from
death or surrender may be placed in one of several settlement options. Proceeds distributed according to a settlement option do not vary with the investment performance of the variable account. Contract owners may select or change a settlement option prior to, or after, the insured's death. If you are the contract owner and the insured, your beneficiary may choose a settlement option at the time of making a claim for death benefits, unless you have chosen an option which does not allow the beneficiary to change it. The minimum amount that we will apply to a settlement option is $2,000.  Once the beneficiary chooses a settlement option, we will issue a contract for that settlement option.  In the settlement option contract, we will reflect guaranteed payments, if any.

Settlement Options

Option 1: Interest

Under this settlement option, the proceeds are left with Thrivent Financial to accumulate interest. We will pay a rate of interest of at least 3% annually on the proceeds that remain with us. You may withdraw all or part of the proceeds at any time.

Option 2: A Selected Amount of Income

With this settlement option the payee can choose to receive a fixed  amount at regular intervals until the proceeds with interest have all been paid. Interest accumulates on the amount that remains with us until the proceeds are all paid out.  For example, if your beneficiary chose to receive $1,000, paid annually, we would pay $1000 annually until we pay out all of the remaining proceeds.
The final payment may be smaller than prior payments.

We will pay a rate of interest of at least 3% annually. The amount of interest may be greater than the guaranteed amount. The payee may withdraw the commuted value of all remaining payments at any time.  It the commuted value is withdrawn, we will make no further payments.

Option 3: A Specified Period

This option provides payments at regular intervals. The payee may choose a specified number of months or years, but may not choose a period exceeding the greater of 30 years or the payee's life expectancy. For example, if your beneficiary chose payments over 10 years, paid annually, we would pay 1/10th of the total proceeds the first year.  Then the next year we would pay 1/9th of the remaining proceeds and so on each year until we pay out all of the proceeds.

We will pay a rate of interest of at least 3% annually on the proceeds that remain with us. The amount of interest we pay may be greater than the guaranteed amount. The payee may withdraw the commuted value of any remaining payments at any time.  If the commuted value is withdrawn, we will make no further payments.

Option 4: Life Payment

This settlement option is a form of annuity payment that continues until the payee's death.  The payee is the person receiving the income and upon whose life such payments are determined.  We make payments to the payee at regular intervals during the annuitant's life. Upon choosing this option, the payee also selects a guaranteed period of not more than 360 months or selects no guaranteed period at all.  If the payee dies during the guaranteed payment period, payments will continue to a beneficiary until the guaranteed payment period expires. The longer the guaranteed payment period, the lower the amount of regular payment.  In other words, the payment amount the payee receives would be higher if the annuitant chose no guaranteed payment period.  However, the risk the payee takes is that he or she may die shortly after we issue the settlement agreement.  The contract would then terminate and all payments would cease.

The amount of the payments depends on the age and, where permitted, gender of the payee at the time we issue the payment contract. We show representative guaranteed payments in the settlement option section of the contract. These rates are based on a guaranteed effective annual interest rate of 3% using the "Annuity 2000 Table" annuitant mortality table.

Option 5: Joint & Survivor

This settlement option is another form of annuity payment or life income.  In this case, there are two payees.  The amount of payments are determined based on the lives of both of thepayees. The payees may choose a guaranteed payment period of not more than
360 months, or may select no guaranteed payment period at all.

Upon the death of one of the persons named to receive payments, we will continue to make payments of the same amount to the survivor for the remainder of the guaranteed payment period. At the end of this period, if the survivor is still living, the payments may be reduced if a reduction factor was chosen at issue. The reduction factors are 0, 1/4, 1/3 and 1/2. We pay the reduced amount until the survivor annuitant's death. If the survivor also dies during the guaranteed payment period, the remaining guaranteed payments continue to a designated beneficiary. The beneficiary has an option to take a lump sum payment.  If no guarantee payment period was selected, all payments will cease and the contract terminates.

The amount of the payments depends on the age and, where permitted, gender of the annuitants at the time we issue the payment contract. In addition, any selection of a guaranteed payment period or any reduction factor will influence the payments.  We show representative guaranteed payments in the settlement option section of the contract. These rates are based on a guaranteed effective annual interest rate of 3% using the "Annuity 2000 Table" annuitant mortality table.

We may also offer other payout options at our discretion.

Death Benefit Guarantee

A death benefit guarantee ensures that your coverage will continue even if the cash surrender value is insufficient to pay the current monthly deductions. However, the guarantee is contingent upon timely payment of a minimum premium amount known as the death benefit guarantee premium.

The death benefit guarantee premium is the minimum monthly premium required to keep your death benefit guarantee in effect. We show your particular death benefit guarantee premiums in your contract. Your death benefit guarantee premiums are equal to:

         o a factor based on age, gender, and risk class, multiplied by your face amount, then the resulting amount is divided by
           1,000;

         o plus the monthly administrative charge of $9 ($7.50 for insureds issue age 17 and under);

         o plus the required premiums for each additional benefit you choose.

Under the contract, two death benefit guarantees are generally available depending on the amount of your initial premium: the basic and the enhanced death benefit guarantee.  The basic death benefit guarantee is available to you if you provide a minimum monthly death benefit guarantee premium.  The enhanced death benefit guarantee is available to you if your issue age is less than 70 and if you provide an initial premium payment that exceeds the enhanced death benefit guarantee premium.  Generally, the enhanced death benefit guarantee provides a longer level of guarantee than the basic.  The type of guarantee, the amount of the death benefit guarantee premium amount and termination date for the guarantee are shown on the schedule page of your contract.  Termination of the death benefit guarantee differs slightly between the two as follows:

      o        Basic Death Benefit Guarantee              The earlier of age 70 or 15 contract
                                                          years, but at least for 5 years.

      o        Enhanced Death Benefit Guarantee           The contract date after you reach age
                                                          75.

Each month, we will determine if your death benefit guarantee remains in effect. The death benefit guarantee will remain in effect if, on each monthly deduction date,  the sum of all premiums paid and credited less any partial surrenders and loan amounts is greater than or equal to the sum of death benefit guarantee premium for that guarantee since the contract issue date.

If this requirement is not met, we will notify you that an insufficiency has occurred.  We will generally allow you two months to pay sufficient premiums or loan repayments to satisfy the death benefit guarantee premium. If you do not pay the required premium, the death benefit guarantee will expire and we cannot reinstate it.  However, this does not necessarily terminate your contract. See
Contract Lapse and Reinstatement.

If you change your face amount or riders, we will correspondingly change the death benefit guarantee premium. Any new death benefit guarantee premium applies from the effective date of the change.

Please note that the death benefit guarantee will terminate automatically as determined by the type of death benefit guarantee
(described above). The termination date of the guarantee is listed on the schedule page of your contract.  After termination, the insurance coverage provided by the contract will remain in force as long as your cash surrender value is large enough to pay monthly deductions. See Contract Lapse and Reinstatement.

In some states, the death benefit guarantee is not available for certain risk classes.

PARTIAL SURRENDERS AND SURRENDERS

To completely surrender your contract and receive your cash surrender value or for partial surrenders, you must submit a written request to our service center. The surrender or partial surrender will not be processed until we receive your request in good order.
You may obtain information as to a surrender or partial surrender by contacting your Thrivent Financial associate or calling our service center at (800) 847-4836. We do not accept telephone requests for surrenders.

Partial Surrenders

Partial surrenders offer you a way to access your accumulated value. You may withdraw part of your cash surrender value upon written request.  The amount of a partial surrender may not exceed the cash surrender value on the date of the request. Each partial surrendermust be at least $200. You may not make a partial surrender if the remaining cash surrender value would be less than $300.
Partial surrenders are implemented by either the redemption of accumulation units and/or reduction in the fixed account balance. The partial surrender will be taken from the subaccounts and fixed account according to: the ratio that the contract's accumulated value in the subaccount or fixed account bears to the total accumulated value less any loan plus accrued interest of the contract at the time of the partial surrender; or any other administrative option you choose that is available at the time of the partial surrender.
During the first ten contract years, a $25 charge will be deducted from the accumulated value for each partial surrender after the first one in any contract year. An amount withdrawn may not be repaid.

For a contract with the level death benefit option (option 1) :

A partial surrender will reduce your accumulated value, face amount, death benefit and the amount of premiums considered to meet the death benefit guarantee premium requirement.  If the death benefit is equal to the face amount at the time of the partial surrender, the amount of the reduction in the death benefit will be equal to the amount of the partial surrender. If the death benefit is greater than the face amount, (a) the face amount will be reduced by the amount (if any) by which the partial surrender amount exceeds the difference between the death benefit and the face amount, and (b) the new death benefit will be based on the death benefit factor, accumulated value, and face amount after the reduction.

The face amount remaining in effect after a partial surrender may not be less than  the minimum face amount as defined on issue in the schedule pages of your contract. We will not grant any request for a partial surrender that would reduce the face amount below this amount.

For a contract with the variable death benefit option (option2):

A partial surrender will reduce the accumulated value, death benefit and the amount of premiums paid.  Since the premiums paid are reduced, partial surrenders also affect the amount of premiums considered paid to meet the death benefit guarantee premium requirement. A partial surrender will not reduce the face amount.

A partial surrender may have tax consequences. See Federal Tax Matters. It is important to note that if the face amount is decreased, there is a possibility that the contract might be classified as a Modified Endowment Contract. See Modified Endowment Contract.

Surrender

You may surrender this contract for its cash surrender value by sending a written request to our service center. If you surrender your contract, you will receive the accumulated value less any decrease charge and outstanding loan balance.

Postponement of Payments

We typically process any surrender, partial surrender, death benefit, loan, transfer or settlement option within 7 days after receipt of all applicable written and telephone requests and/or proof of death of the insured.  We may postpone payment of any amount due from the variable account for a surrender, partial surrender, transfer loan or on the death of the insured whenever:

   o the New York Stock Exchange is closed or trading is otherwise restricted;
   o the SEC has determined that an emergency exists;
   o the SEC requires that trading be restricted; or
   o the SEC, by order, permits such postponement for the protection of contract owners.

We also may postpone any transfer from the fixed account or payment of any portion of the amount payable upon surrender, partial surrender or loan from the fixed account for not more than 6 months from the day we receive your written request and, if required, your contract.

If mandated under applicable law, we may be required to reject a premium payment and/or otherwise block access to a contract owner's account, and thereby refuse to pay any request for transfers, partial surrenders, surrenders or death benefits.  Once restricted, money is held in that account until instructions are received from the appropriate authority.

A full surrender of your contract may have tax consequences. See Federal Tax Matters.

TRANSFERS

While the insured is alive and the contract is in force, you may transfer the accumulated value among the subaccounts and fixed account by submitting a proper written request to our service center.

You may make twelve transfers per contract year from subaccounts without charge. There will be a $25 charge for each transfer in excess of twelve. We consider all amounts transferred on one day to be one transfer for purposes of this charge. It is not dependent upon the number of originating or destination subaccounts.

Only one transfer may be made from the fixed account in each contract year. The transfer may not exceed the greater of $500 or 25% of the accumulated value in the fixed account at the time of transfer.

Any transfer among the subaccounts or to the fixed account will result in the crediting and cancellation of accumulation units based on the accumulation unit values. Calculations are made as of the end of the valuation period during which a proper transfer request is received. The minimum amount that may be transferred from a subaccount or the fixed account is $50 or, the entire accumulated value in that subaccount or fixed account, if less.

We did not design the contract's transfer privilege as a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the portfolio companies and increase transaction costs, we may adopt procedures to limit excessive transfer activity.

Electronic Payment Program

We offer an electronic payment program that allows you to pay premiums on a regularly scheduled basis by an automatic deduction from savings or checking accounts. Under this plan, we draw from your account on the date you select and we will allocate premiums to the subaccount(s) or fixed account according to your instructions.  However, when the date selected falls on a date that is not a valuation date, such as a holiday or weekend, the premium will be allocated as of the closest preceding valuation date. To set up the electronic payment program you can complete the applicable section on the application or, after the time of application on the appropriate Thrivent Financial form.

Dollar Cost Averaging Program

You may make regular transfers of predetermined amounts by establishing a dollar cost averaging program.  Under the program, you may authorize automatic transfers from your  Money Market Subaccount, or a DCA fixed account, to any or all of the other subaccounts.

DCA Fixed Account

If you choose to use the DCA fixed account to fund the program, you must direct a minimum of $1000 premium at the time of application for your contract to the DCA fixed account. Each month for 12 months we will transfer amounts to the subaccounts according to your allocation instructions.  These transfers will take place at the same time every month beginning with the date we receive your first premium or your contract date, whichever is later.  The amount we transfer each month will be equal to the accumulated value in the
DCA fixed account divided by the number of months remaining in the program.  You may not make any subsequent premiums or transfers
into the DCA fixed account.   You may not make any unscheduled transfers or take any partial surrenders from the DCA fixed account.
At the end of the 12 month period, any remaining funds will be automatically transferred to the Money Market Subaccount unless you instruct us otherwise.

Money Market Subaccount

You may choose to use the Money Market Subaccount in order to set up your dollar cost averaging program.  Unlike the DCA fixed account as described above, the program using the Money Market Subaccount may be set up at any time and may last until all funds are depleted from the Money Market Subaccount or until you request to stop it.  In addition, we permit additional premiums or transfers into the Money a Market Subaccount thereby extending your dollar cost averaging opportunity. You may also choose the frequency of the transfers and determine which day of the month to make the transfer (excluding the 29th, 30th or the 31st). The minimum transfer amount from the Money Market Subaccount is $50.

Dollar cost averaging may be suitable for you if you wish to make a substantial deposit in your contract.  This approach allows you to spread investments over time to reduce the risk of investing at the top of the market cycle.  You may establish a dollar cost averaging plan by obtaining an application and full information concerning the plan and its restrictions, from our service center.
Transfers under dollar cost averaging are not subject to the charges applicable to transfers.

Dollar cost averaging does not ensure a profit or protect against a loss during declining markets.  Because such a program involves continuous investment regardless of changing share prices, you should consider your ability to continue the program through times when the share prices are high.

Automatic Asset Rebalancing Program

As the value of your subaccounts changes, the distribution of accumulated value among those subaccounts also changes.  The automatic asset rebalancing program transfers your contract's value among the variable investment options (this excludes the fixed account).
You may choose to automatically rebalance your accumulated value in the subaccounts periodically under the automatic asset rebalancing program according to the percentage allocation you determine at the time of setting up this program.

Automatic asset rebalancing may be set up annually or semi-annually to begin on the date you select (however, you may not choose a date later than the 28th). Before you begin the program, you should determine your investment goals and risk tolerance.  Use of this program will not ensure any gain nor protect against any loss in overall accumulated value.

You can elect to participate in the program at the time of application or at a later time.  To elect to participate in the program after application, we must receive a written request at our service center from you. This request will override any previous
allocations you may have chosen.   Rebalancing continues until you stop or change it. You can change your allocations at any time by telephone request (if you have elected this feature) or by written request.  You can also stop or suspend the program by providing a written request to our service center.

Periodic rebalancing takes into account increases and decreases in accumulated values in each subaccount due to performance, withdrawals, transfers and premiums.  Any transfers resulting from rebalancing will not incur a transfer charge.

WRITTEN AND TELEPHONE REQUESTS

Written Requests

You may exercise any of the following privileges by sending written request (and payment and/or evidence of insurability, if applicable):

         o premium payment;
         o change in death benefit option;
         o increase/decrease in face amount;
         o partial surrender;
         o surrender;
         o reinstatement;
         o transfers;
         o dropping/adding an additional benefit;
         o loan;
         o filing a death claim;
         o selecting/changing a settlement option;
         o change in allocation instructions;
         o loan repayment; and
         o beneficiary change(s).

Most written requests must be made on certain approved forms.  Please contact us at our service center to receive any form you may need to satisfy your request.  Written requests must be sent to the service center.

Telephone Transactions

You may perform various transactions over the telephone if we receive proper authorization from you prior to any such transaction.
You may give such authorization at the time you complete your application, or later, if we receive a written request in good order from you.

We have adopted reasonable security procedures to ensure the authenticity of telephone instructions, including requiring identification information, recording conversations and providing written confirmations of transactions. Nevertheless, we will honor telephone instructions from any person who provides the correct identifying information. Be aware that there is a risk of possible loss to the owner if an unauthorized person uses this service in the owner's name.

If several persons seek to effect telephone instructions at or about the same time, or if our recording equipment malfunctions, it may be possible that you will not be able to make a telephone transaction at that time. Should this occur, we recommend that you submit a written request. If due to malfunction or other circumstances, the recording of the owner's telephone request is incomplete or not fully comprehensible, we will not process the transaction.

The telephone number for transactions is (800) 847-4836.

We reserve the right to restrict telephone transactions at any time.

We do not currently offer internet transactions capability to contract owners, but may do so in the future. We will notify you if we begin to offer internet transactions.

Timely Processing

We will process all requests in a timely fashion.  Requests received by 3:00 p.m. Central Time on a valuation date will use the accumulation unit value as of the close of business on that valuation date. We will process requests received after that time using the accumulation unit value as of the close of business of the following valuation date.

Once we issue your contract, we will process payment of any amount due from any subaccount within seven calendar days after we receive your written request. Payment may be postponed if the NYSE is closed. Postponement may also result for such other periods as the SEC may permit. Payment from the fixed account accumulated value may be deferred up to six months.

LOANS

While the insured is living and your contract is in force, you may, by written request, use your accumulated value as security to borrow up to 90% (in most states) of your cash surrender value at the time of the loan request. Interest will accrue on a daily basis at a maximum annual rate of 5% on the loan balance until you reach your 10th contract anniversary. After the 10th contract year, you may borrow up to 10% of the cash surrender value each year at a preferred rate of 3%.  (Please note that these rates are the maximum rates; current rates may be less.) This is called a preferred loan.  When a loan is made, accumulated value will be transferred to the loan account to secure the loan to a loan account. Accumulated value will be transferred from the subaccounts or fixed account according to the ratio that the accumulated value in the subaccounts or fixed account bears to the total accumulated value; or
according to any other administrative option you choose and available at the time of the loan. The amount transferred to the loan account will continue to be treated as part of the contract's accumulated value. An interest rate of 3% will be credited to the loan account based on its accumulated value.

While your contract is in force, you may repay, at any time, all or part of your loan. You must indicate when a loan repayment is being made. Unless you indicate, all payments we receive will be considered premiums. Upon your request, we will set up a loan repayment schedule for you. When you repay all or part of a loan, we credit your loan account then transfer the repayment from the loan account to the subaccounts and the fixed account. Repayments will be allocated according to your premium allocation. Total accumulated value does not increase as a result of a loan repayment. The longer the loan is outstanding, the greater the negative impact it will have on accumulated value growth.

A loan reduces your cash surrender value, your death benefitand the amount of premiums considered to meet the death benefit guarantee premium requirement.  Depending upon investment performance of the subaccounts and the amounts borrowed, loans may cause your contract to lapse. If your contract lapses with an outstanding loan, adverse tax consequences may result. You should carefully consider the impact on your contract's death benefit, before exercising these privileges.

A loan may have tax consequences. See Federal Tax Matters.

CONTRACT LAPSE AND REINSTATEMENT

Lapse

Your contract will lapse (that is, terminate without value) if:
 o your monthly deductions are greater than your cash surrender value,
 o the death benefit guarantee is not in effect, and
 o payment of the premium required to keep the contract in force is not received within 61 days(in most states) of notification of the cash surrender value deficiency.

If the contract lapses, you have the right to reinstate your contract within certain limitations. The requirements for reinstatement and associated limitations are described below and in more detail in your contract.

Reinstatement

You may reinstate the contract any time within three years after it has lapsed unless it was surrendered (some states may require a longer period to be able to reinstate your contract). To reinstate your contract you must provide evidence of insurability THAT MEETS
OUR STANDARDS and submit  the required payment equal to or more than:

o  the amount to cover the monthly deductions that were not made during the grace period;
o  an amount to keep this contract in force for at least two months, based on unit values on the date of reinstatement; and
o  all deferred monthly deductions existing at the end of the grace period.

The premium paid upon reinstatement will be used first to pay any unpaid monthly deductions that occurred during the grace period.
YOUR CONTRACT WILL THEN BE REINSTATED AS OF THE DATE WE APPROVE YOUR APPLICATION FOR REINSTATEMENT.

If you reinstate your contract, we will not contest the validity of the reinstated contract after it has been in effect for two years from the date of reinstatement .We may contest the validity of the reinstated contract based only upon statements made in the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges are necessary to pay death benefits and  to cover the expenses generated by issuing, distributing and administering the contract.  We may profit from one or more of the charges under the contract.  We may use these profits for any corporate purpose including our fraternal activities.

Transaction Fees

Charges Deducted from Premiums (Premium Expense Charge)

We charge a premium expense charge of 5% on all premiums. The resulting amount available after the charge is the net premium. We use this charge to cover the costs of sales and other expenses.  We credit the net premium to the subaccounts and fixed account according to your allocation instructions.

Decrease Charge

If you choose to surrender your contract, reduce your face amount, or if the face amount is decreased as a result of a partial surrender, we will reduce your accumulated value by the applicable decrease charge. Decrease charges compensate us for expenses associated with underwriting, issuing and distributing the contract. For decreases in the face amount or partial surrenders that result in a decrease in face amount during the first 10 contract years (or first 10 contract years following an increase in face amount), we calculate the amount of the decrease charge at the time of the reduction in face amount or surrender.  However, we do not deduct this amount until the next monthly deduction date or upon surrender or lapse, if earlier.  We do not impose any other charges
(such as mortality and expense risk charges) on the decrease charge amount during this time.  However, because the decrease charge is not immediately deducted, you retain the investment risk on such amount prior to deduction and will bear any investment loss and benefit from any investment gain on such amounts.  We deduct the decrease charge proportionately from each of your subaccounts and the fixed account. New decrease charges begin with each face amount increase.

The decrease charge is assessed on a per thousand basis. The amount per thousand of face amount varies by gender (in most states), risk class and issue age. For the first five years of the contract, decrease charges remain level then grade to zero by the end of the 10th contract year.  Beginning in the 11th year after the issue date (assuming no increases in face amount), the decrease charge will be zero.  We list your decrease charges in your contract.

If you increase your contract's face amount, a new decrease charge is applicable, in addition to any existing decrease charge. It is based on an amount per thousand of the face amount increase. We list your actual decrease charges for the increased face amount separately on a supplementary contract schedule. We mail the supplementary contract schedule to you after we process the request for increase in face amount. During the first five years, the decrease charge for the face amount increase is level, thereafter it declines annually by approximately 1/6th of the initial charge.

The following is an example of decrease charges for a 40-year-old male in the preferred non-tobacco risk class, $150,000 face amount:

                                   Decrease charge per
------------------------------------------------------
         Contract Year              Thousand Dollars
----------------------------------------------------
                1                        $14.72
                2                         14.72
                3                         14.72
                4                         14.72
                5                         14.72
                6                         12.26
                7                          9.81
                8                          7.36
                9                          4.92
               10                          2.45
               11                          0.00

If you decrease the face amount while the decrease charge applies, we assess a decrease charge on a per $1000 basis. We subtract the amount of decrease first from any previous increases in the face amount, starting with the most recent and then as needed from the original face amount.

Surrender Charge

During the first 10 contract years, we charge $25 for each partial surrender after the first partial surrender each contract year.
This charge is in addition to the amount withdrawn. The timing and treatment of this charge is similar to the decrease charge as described previously.

Transfer Charge

You may make up to twelve transfers per contract year between subaccounts and/or the fixed account without charge. We charge $25 for each transfer in excess of twelve per contract year. This charge is deducted from the subaccounts and the fixed account in proportion to the amount transferred from each. Transfers resulting from dollar cost averaging, asset rebalancing and loansdo not count as transfers for the purpose of assessing this charge.

Monthly Deductions from Accumulated Value

We deduct certain charges from accumulated value on a monthly basis.  We refer to these charges as monthly deductions.  Unless you instruct us otherwise, monthly deductions are deducted from each subaccount or fixed account on a basis proportional to the accumulated value in the contract. We deduct charges on the same date each  month, beginning with the contract date then monthly thereafter, provided that day of the month is a valuation date. If that day of the month does not fall on a valuation date, we use the preceding valuation date.  Because portions of the deductions (e.g., the cost of insurance) can vary from month to month, the aggregate monthly deductions also will vary.

The monthly deductions consist of:

  o the cost of insurance charge;
  o the monthly mortality and expense risk charge;
  o the monthly administrative charge; and
  o any charges for additional insurance benefits (riders), if any .

Cost of Insurance

We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit.  The charge depends on a number of variables (including issue age, gender (in most states), risk class, rating class, duration, and face amount) that would cause it to vary from contract to contract.

The primary factors in the determination of the cost of insurance are the cost of insurance rate (or rates) and the net amount at risk.  The cost of insurance charge for the initial face amount equals: the cost of insurance rate for the insured's age shown in your contract, multiplied by the net amount at risk for the initial face amount of your contract divided by 1,000. Factors that affect the amount at risk include investment performance, payment of premiums, charges partial surrenders and surrenders. We deduct the cost of insurance charge on each date we assess monthly deductions, starting with your contract date.

We underwrite the applicant to determine the risk class using information provided in the application and in other sources permitted by law.  The factors that we consider for underwritinginclude, but are not limited to:

o the amount of insurance applied for
o the proposed insured's age,
o outcome of medical testing,
o reports from physicians (attending physicians' statements); or
o other information such as financial information that may be required.

Based on this information, standard or preferred coverage may be offered, or if it is determined that risks for a proposed insured are higher than would be the case for a healthy individual, the proposed insured may receive a rating which increases cost of insurance rates or, in some cases, the proposed insured may be declined.

Cost of Insurance Rates

Cost of insurance rates are determined for the initial face amount and each increase in face amount.  Actual cost of insurance rates may change, and we will determine the actual monthly cost of insurance rates based on our expectations as to future mortality, expense and persistency experience.

Actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set for in the contract.
These guaranteed rates are determined based upon the insured's attained age and the applicable rate in the 1980 CSO Mortality Tables for Non-smokers and Smokers .  We currently use cost of insurance rates that are generally lower than the guaranteed cost of insurance rates, and we reserve the right to raise those current rates.

Our current cost of insurance rates apply uniformly to all insureds of the same risk class, issue age, duration, gender, risk class and rating within the same band.  Banding refers to the face amount.  For purposes of this charge, the face amount includes any increases to the face amount made subsequent to the initial face amount and also includes the amount of any term rider coverage on the insured under this contract. Face amounts within increasingly higher bands will generally result in a reduced cost of insurance on a per thousand basis. Any changes in the cost of insurance rates will apply uniformly to all insured of the same risk class within the same band. The bands for this charge are as follows:

                                 Banded Levels
          From:                                 To:
          o    0                                $99,999
          o    $100,000                         $249,999
          o    $250,000                         $499,999
          o    $500,000                         $999,999
          o    $1,000,000 and above

The cost of insurance rates generally increase as the insured's attained age increases, and they vary with the number of years the face amount or any increase in face amount has been in force.  The risk class of an insured also will affect the cost of insurance rate.  Insureds in the preferred risk class generally will have a lower cost of insurance rate than those in risk classes involving higher mortality risk. The six risk classes consist of the following:

1.       Super-Preferred, Non-Tobacco
2.       Preferred Non-Tobacco
3.       Preferred Tobacco
4.       Standard Non-Tobacco
5.       Standard Tobacco
6.       Substandard (Rated)

Insureds in non-tobacco risk classes will generally have a lower cost of insurance rate than similarly situated insureds in tobacco risk classes .  We use the same guidelines in determining premiums for the cost of insurance for the contract as we would for any other life insurance contract we offer.

Mortality and Expense Risk Charges

The mortality and expense risk charge is a monthly charge for risks that we assume in the contracts.  The mortality risk assumed is that insureds, as a group, may live for a shorter period of time than we estimate and, therefore, the cost of insurance charges specified in the contract would be insufficient to meet actual claims. The expense risk is that expenses incurred in issuing and administering the contracts and operating the variable account may be greater than the charges we assess for such expenses.  We may use any profit to pay distribution, sales and other expenses.

The following table outlines our current annual mortality and expense risk charge that will be assessed based on the accumulated value of all of your subaccounts: No mortality and risk expense charges are deducted from the fixed account.  This is a regressive charge based on your accumulated value at the time the charge is deducted.

                                       Current M&E Charge                    Maximum M&E Charge
                                                           For Contract Years:
      Accumulated Value                           More than 10                           More than 10
                                    0 to 10           years             0 to 10              years
------------------------------- ---------------- ----------------- ------------------- -------------------
o        0 up to $25,000             1.00%            0.70%              1.10%               0.90%
          (monthly)                (0.08333)        (0.05833)          (0.09166)            (0.075)
o        Next $75,000                0.80              0.50               1.00                0.80
          (monthly)                (0.06666)        (0.04166)          (0.08333)           (0.06666)
o        $100,000 and above          0.60              0.30               0.90                0.70
          (monthly)                 (0.05)           (0.025)            (0.075)            (0.05833)

Administrative Charge

We deduct a charge to cover administrative costs. This charge covers such expenses as premium billing and collection, accumulated value calculation, transaction confirmations and periodic reports.  This charge is dependent upon the issue age of the insured.  For contracts we issue to insureds whose issue age is from 0 to 17, we charge a monthly charge of $7.50.  We charge all others $9 per month.

Rider or Additional Benefit Charge

If your contract includes riders or additional benefits, we will deduct a monthly cost for those benefits from the accumulated value.
Benefits include guaranteed increase option, disability waiver, applicant waiver and accidental death, term insurance rider and spouse term insurance rider.

Portfolio Company Charges

Management Fees

The value of the net assets of each subaccount reflect the investment advisory fee and other expenses incurred by the underlying portfolios in which the subaccount invests.  Fees range from 0.35% to 1.55% of the average annual daily net asset value. For more information on these fees and expenses, refer to the applicable portfolio company prospectus and Fee Tables above.

Variation or Reduction of Charges

We may vary the charges and other terms of the contracts if special circumstances result in reduced sales expenses, administrative expenses, or various risks. These variations will not be unfairly discriminatory to the interests of other contract owners.
Variations may occur in contracts sold to members of a class of associated individuals, an employer or other entities representing an associated class.

FEDERAL TAX MATTERS

Variable Account Tax Status

Both investment income and realized capital gains of the variable account (i.e., income and capital gains distributed to the variable account by the Funds) are reinvested without tax since the Internal Revenue Code presently imposes no applicable tax.  However, we reserve the right to make a deduction for taxes, should they be imposed with respect to such items in the future.

Life Insurance Qualification

Section 7702 of the Internal Revenue Code includes a definition of a life insurance contract for tax purposes. The Secretary of the
Treasury has been granted authority to prescribe regulations to carry out the purposes of the section, and proposed regulations governing mortality charges were issued in 1991. Although there is limited guidance, we believe that the contract meets the statutory definition of life insurance. There is less guidance, however with respect to contracts issued on a rated or substandard basis and it is not clear whether such contracts will in all cases satisfy the applicable requirements. If it is subsequently determined that a contract does not satisfy the applicable requirements, we may take appropriate steps to bring the contract into compliance with such requirements and we reserve the right to restrict contract transactions in order to do so. As such, and assuming the diversification standards of Section 817(h), (discussed below), are satisfied, (a) death benefits paid under the contract should generally be excluded from the gross income of the beneficiary for federal income tax purposes under Section 101(a)(1) of the Internal Revenue
Code and (b) you should not generally be taxed on the accumulated value under a contract, including increments thereof, prior to actual receipt.

We intend to comply with any future final regulations issued under Sections 7702 and 817(h) and any amendments to these sections, and reserves the right to make such changes as deemed necessary to assure such compliance. Any changes will apply uniformly to affected contract owners and will be made only after advance written notice.

Tax Treatment of the Contract

Your contract may not qualify as life insurance after the contract anniversary on which the insured attains age 100 and may be subject to tax consequences.  We recommend that you receive counsel from your tax adviser.  We will not be responsible for any adverse tax consequences resulting from the contract being in effect after the contract anniversary on which the insures is attained age 100.

Distributions

If you surrender your contract, the amount you receive is subject to tax as ordinary income to the extent that the amount exceeds the
"investment in the contract," which is generally the total of premiums and other consideration paid for the contract, less all amounts received under the contract to the extent those amounts were excludible from gross income.

Depending on the circumstances, any of the following transactions may have federal income tax consequences:

o  exchange of a contract for a life insurance, endowment or annuity contract;
o  change in the death benefit option;
o  policy loan;
o  partial surrender;
o  surrender;
o  change in the ownership of a contract;
o  assignment of a contract;
o  continuation of a contract beyond the contract anniversary on which the insures attains age 100.

Modified Endowment Contracts

A modified endowment contract (MEC) is a class of life insurance contract created under the Internal Revenue Code. The flexible premium life insurance contract may become classified as a MEC if it fails the Internal Revenue Code's 7-Pay Premium Test. The contract will fail the 7-Pay Premium Test if at any time during the first seven years of the contract, your cumulative premiums exceed the cumulative 7-Pay premiums up to that time. The 7-pay premium is generally the theoretical level annual premium that would have to be paid during the first seven contract years (or during the first seven years after a "material change" such as an increase in benefits) to keep the contract in force until its maturity date with no further premiums after the seven-year period.

The following is an example of a 7-Pay Premium comparison:

                     Premium            Cumulative         7-Pay             Cumulative
   Year               Paid                Premium         Premium           7-Pay Premium

      1               1500                  1500            1500                1500
      2               1000                  2500            1500                3000
      3               1000                  3500            1500                4500
      4               1000                  4500            1500                6000
      5               2500                  7000            1500                7500
      6               2500                  9500**          1500                9000** (MEC)
      7               1000                 10500            1500               10500

In this example, the contract becomes an MEC in year six. The cumulative premiums paid exceed the cumulative  7-Pay premiums.

The 7-Pay Premium Test is also administered for seven years after a "material change." A "material change" includes, but is not limited to, life insurance exchanges, term conversions, change in  terms of the contract and increases in benefits. (Increases attributable to premiums necessary to fund the lowest death benefit payable and associated interest or earnings are not material changes.) If a contract fails to meet the 7-Pay Premium Test, it is classified a MEC.

A MEC is subject to different pre-death distribution tax rules than those of other  non-MEC life insurance contracts. All distributions, including contract loans, partial surrenders and collateral assignments will be taxed as part of the owner's current gross income until all of the contract earnings have been taxed.

Distributions from a MEC are generally subject to a 10% penalty tax if taken before the contract owner reaches age 59 1/2. Distributions made within two years prior to the contract becoming a MEC are also taxed as having beenmade in anticipation of a contract becoming a
MEC. This means that a distribution made from a contract that is not a MEC at the time of distribution could later become taxable as a distribution from a MEC. The prior distributions will be taxed as ordinary income and may receive a 10% penalty tax if taken before you reach age 59 1/2. This penalty tax also applies to corporate owned contracts.

When increasing or decreasing the terms or benefits of your contract, it is important to be aware that these events can cause your contract to be classified as a MEC.

Reducing your death benefits or additional benefits during the 7-Pay testing period results in a lower  7-Pay premium based on the lower benefit level. The lower 7-Pay premium is retroactive to the start of the 7-Pay testing period. The cumulative premium payments that you may have already made during the 7-Pay testing period could exceed the cumulative 7-Pay premiums at the new lower level and your contract would be classified as a MEC.

Failing the 7-Pay Premium Test due to a premium payment in a current year may be remedied by the return of a portion of the premium with interest60 days of the end of the contract year. Otherwise, the interest is taxable. Premiums and interest must be returned within 60 days or the contract will remain a MEC for the life of the contract. Please note that MEC's do not have to be corrected but you may be subject to adverse tax consequences.

We will notify you if the contract becomes a MEC. When determining the amount includable in your gross income, all MECs purchased from us during any calendar year are treated as one MEC.

Pre-Death Distributions on Non-MEC Contracts

The taxation of pre-death distributions depends on whether your contract is considered a MEC as discussed above.

As a general rule, upon surrender, you will be taxed on the excess of cash surrender value plus unpaid contract loans and interest over premiums paid less any untaxed partial surrenders.

Partial withdrawals are generally only taxable to the extent the partial surrender exceeds total premiums paid less prior untaxed partial surrenders. However, certain distributions that enable a contract to continue to qualify as a life insurance contract for federal income tax purposes, if contract benefits are reduced during the first 15 contract years, may be treated in whole or in part as ordinary income subject to tax, including distributions made within two years prior to the reduction in benefits.

Generally, loans received under the contract are not treated as subject to tax when taken.  If a loan is outstanding when a contract is canceled or lapses, the amount of the outstanding indebtedness will be considered part of the amount distributed and will be taxed accordingly. Generally, amounts of loan interest paid by individuals are considered nondeductible "personal interest."

Diversification Requirements

Section 817(h) of the Internal Revenue Code requires that the investments of the variable account are "adequately diversified" in order for the contract to be treated as a life insurance contract for federal income tax purposes. We intend that the variable account, through the Fund portfolios, will satisfy these diversification requirements.

In certain situations, owners of variable life insurance contracts have also been considered, for federal income tax purposes, to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features such as the flexibility of an owner to allocate premiums and transfer contract accumulation values have not been explicitly addressed in published rulings. While we believe that this contract does not give owners investment control over variable account assets, we reserve the right to modify the contract as necessary to prevent an owner from being treated as the owner of the variable account assets supporting the contract.

The contract can be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such arrangements may vary depending on the particular facts and circumstances.  If you are purchasing the contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new contract or a change in an existing contract should consult a tax adviser.

Because of the complexity of the law and its unique application to every individual, you may need tax advice if you are contemplating purchase of a contract or the exercise of options under a contract. The above comments concerning federal income tax consequences are not exhaustive, and special rules exist with respect to situations not discussed in the prospectus.

We base the preceding description upon our understanding of current federal income tax law. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise.
It is possible that any legislative change could be retroactive (that is, effective prior to the date of change). You should consult with a tax adviser with respect to legislative developments and their effect on the contract.

The preceding comments do not take into account estate, gift, and generation-skipping transfer taxes, state income or other state tax considerations which may be involved in the purchase of a contract or the exercise of elections under the contract. For complete information on such federal and state tax considerations, please consult a qualified tax adviser.

ADDITIONAL BENEFITS AND RIDERS

We offer several riders or additional benefits that you can add to your contract. Certain of these riders are subject to age and underwriting requirements and may be added or cancelled at any time.  We generally deduct any monthly costs for these riders from accumulated value as part of the monthly deduction.  (See Fee Table for more information regarding rider expenses.)  Your Thrivent
Financial associate can help you determine whether certain riders are appropriate for you. We describe any riders you choose to add more fully in your contract.

Accidental Death Benefit

This benefit generally provides an additional death benefit when the insured dies from accidental bodily injury.  Subject to our overall limit on accidental death benefits, you may choose the amount of coverage up to the same amount as the face amount of your contract. Any Accidental Death Benefit payable would be in addition to your basic death benefit. The charge for this rider, based on issue age, is a per-thousand rate multiplied by the accidental death amount.

Disability Waivers

You may choose one of two different disability waivers . Disability of waiver of monthly deductions provides that, in the event of your qualifying disability, we will waive your cost of insurance and expense deductions until the earlier of your age 100 or your recovery from disability.  The charge for this rider is a percentage based on attained age multiplied by the amount of each monthly deduction.

Disability waiver of selected amount credits the amount selected at issue. The charge for this rider is a percentage based on attained age multiplied by the selected amount.

Applicant Waiver of Selected Amount

This benefit enables the applicant on a contract on the life of a minor to have selected amounts credited to the contract if the applicant becomes disabled (as described above) or dies. Amounts will be credited until the earliest of the insured's attained age
21, age 65 of the applicant or, if applicable, the date total disability ends.  The charge for this benefit is a percentage based on attained age of the applicant and issue age of the insured multiplied by the selected amount .

Guaranteed Increase Option

Purchasing this option allows you to increase the amount of coverage without having to show evidence of insurability  at certain pre-defined opportunities.  The charge is a per-thousand rate multiplied by the size of the guaranteed increase amount.

Child Term Life Insurance

This rider generally pays a benefit to the beneficiary in the event of the death of a covered child of the insured.  Conversely, in the event of the death of the insured, the rider for any covered child will become child paid-up term insurance in force to the child's 25th birthday. Beginning on the rider anniversary on or after the covered child's 21st birthday, the child will have the option to purchase his or her own life contract without having to provide evidence of insurability.  The charge for this benefit  is a per-thousand rate multiplied by the amount of rider coverage.  The charge does not depend upon the number of children insured.

Term Life Insurance and Spouse Term Life Insurance

These riders provide additional term life insurance.  The riders are available on the life of the insured and/or on the life of the spouse of the insured for up to 30 years. The charge for this benefit  is a per-thousand cost of insurance rate multiplied by the amount of rider coverage.

Cost of Living Adjustment Benefit

This benefit adjusts the face amount of the contract and, if elected, your premium payments to keep pace with the Consumers' Price
Index.  As a result of increasing the face amount, monthly deductions will increase.  Furthermore, a new schedule of decrease charges will apply to any resulting increase in face amount.  Any resulting increase to the face amount will also require a new death benefit guarantee premium amount to be determined.  There is no separate charge to implement this benefit, however, by electing the benefit you should anticipate increasing costs associated with increasing your face amount.  This benefit terminates at the earlier of you're the insured's age 65, 20 contract years or at the time the initial face amount doubles.

HYPOTHETICAL ILLUSTRATIONS

The following tables illustrate how the death benefits, accumulated values, and cash surrender values of a hypothetical contract could vary over an extended period. They are "hypothetical" because they are based upon several assumptions about investment returns and contract owner characteristics. The illustrations assume hypothetical rates of return equivalent to constant gross annual rates of 0%, 6%, and 10%.

All of the contracts illustrated include the following:

o Male;
o Preferred Class
o Non-tobacco;
o Age 40; and
o $150,000 face amount.

The six illustrations vary correspondingly as follows:

                      Type of Death       Gross Annual
                         Benefit         Rate of Return
----------------------------------------------------------------------------
             1         Level                      0%
             2         Level                      6%
             3         Level                     10%
             4         Variable                   0%
             5         Variable                   6%
             6         Variable                  10%
----------------------------------------------------------------------------

The values would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, or 10% over a period of years, but also fluctuated above or below those averages during these contract years. The illustrations assume no contract loans or partial surrenders have been taken. The amounts would differ if unisex rates were used.

Gross and net returns are shown at the top of each column. The gross return represents the combined effect of investment income and realized and unrealized capital gains and losses of the portfolios before any reduction is made for contract, management fees and other expenses. The net return reflects the average total annual portfolio expenses (before any applicable waivers and reimbursements) of 0.74%. Assuming current charges, gross returns of 0%, 6% and 10% are equivalent to net returns of  -0.74%, 5.26%
and 9.26% respectively.

All premiums are illustrated as if they were made at the beginning of the year.

The tables illustrate the cost of insurance and other charges at both current rates and the maximum rates guaranteed in the contract.
The amounts shown at the end of each contract year reflect a daily management fee and other expenses equivalent to an annual rate of
0.74% of the aggregate average daily net assets of the portfolios. This hypothetical rate is representative of the average management fee plus other expenses applicable to the portfolios in which the subaccounts invest. This rate assumes that the accumulated value is allocated equally among the subaccounts and is based on the 2002 expenses for existing portfolios and anticipated expenses for new portfolios. Expenses may vary by portfolio and are subject to agreements by the sponsor to waive or otherwise reimburse certain portfolios for operating expenses that exceed certain limits. There can be no assurance that such expense reimbursement arrangements will continue in the future.  The rate used in the illustrations reflects portfolio expenses prior to any such waivers and reimbursements.  Values illustrated would be higher if these reimbursements had been taken into account. The actual charge under a contract for portfolio expenses will depend on the actual allocation of the accumulated value, and may vary depending on the allocation of accumulated values.

The illustrations also assume the deduction of administrative, sales and mortality and expense risk charges. The illustrations reflect the fact that we do not currently make any charge against the variable account for state or federal taxes.  If such a charge is made in the future, it will take a higher gross rate of return than the rates shown to produce the death benefits, accumulated values and cash surrender values shown.

The following table outlines the current and maximum annual mortality and expense risk charge that is assessed based on the accumulated value of all of the subaccounts on the date the charge is deducted. No mortality and risk expense charges are deducted from the fixed account.

                                       Current M&E Charge                    Maximum M&E Charge
                                                           For Contract Years:
      Accumulated Value                           More than 10                           More than 10
                                    0 to 10           years             0 to 10              years
------------------------------- ---------------- ----------------- ------------------- -------------------
o        0 up to $25,000             1.00%            0.70%              1.10%               0.90%
          (monthly)                (0.08333)        (0.05833)          (0.09166)            (0.075)
o        Next $75,000                0.80              0.50               1.00                0.80
          (monthly)                (0.06666)        (0.04166)          (0.08333)           (0.06666)
o        $100,000 and above          0.60              0.30               0.90                0.70
          (monthly)                 (0.05)           (0.025)            (0.075)            (0.05833)

If you request, we will furnish a free personalized illustration reflecting the proposed insured's age, gender, risk class, face amount, death benefit option, and premium amount you have requested.  Because these and other assumptions will differ, the values shown in the personalized illustrations can differ substantially from those shown in the following tables.  Therefore, you should carefully review the information that accompanies any personalized illustration.  That information will disclose all assumptions on which the personalized illustration is based.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. We will furnish, upon request, a comparable illustration based on the proposed insured issue age, risk class, gender, face amount, death benefit option and premium amount requested.

[HYPOTHETICAL ILLUSTRATIONS TO BE PROVIDED IN THE PRE-EFFECTIVE AMENDMENT #1]

LEGAL AND ACTUARIAL MATTERS

Actuarial matters in this prospectus have been examined by George D. Light, FSA, MAAA. His opinion on actuarial matters is filed as an exhibit to the registration statement filed with the Securities and Exchange Commission for Thrivent Variable Life Account I.

Legal Proceedings

There are no pending proceedings commenced by, or known to be contemplated by a governmental authority, and no pending legal proceedings, material with respect to prospective purchasers of the contracts, to which the variable account, Thrivent Financial or the principal underwriter is a party to or to which the assets of the variable account are subject. As a fraternal benefit society offering contracts of insurance, we are routinely involved in litigation. We do not believe that any current litigation or administrative proceeding is material to our ability to meet our obligations under the contract or to the variable account, nor do we expect to incur significant losses from such actions.

FINANCIAL STATEMENTS

The financial statements of Thrivent Financial, AAL and LB should be considered only as bearing upon the ability of us to meet our obligations under the contracts. The financial statements of Thrivent Financial, AAL and LB should not be considered as bearing on the investment experience of the assets held in any variable account.

We do not prepare financial statements more often than annually in the form required to be included in a prospectus and believe that any incremental benefit to prospective contract owners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred.

On January 1, 2002, LB merged with and into AAL. Included in the financial statements are Supplemental Consolidated Financial
Statements of Thrivent Financial as of and for the year ended December 31, 2001, giving retroactive effect to the merger. Separate company financial statements of AAL and LB, prepared in conformance with accounting principles generally accepted in the United
States, are also included as of December 31, 2002, and 2001, and for the three years ended December 31, 2002. Management represents that there would be no need for a significant adjustment if we were to instead show those separate financial statements as combined financial statements for the same period based on a pooling of interest basis.

The financial statements of AAL/LB (now Thrivent Financial), AAL, LB and of AAL Variable Life Account I (now Thrivent Variable Life
Account I) are contained in the Statement of Additional Information.  (For a free copy of the statement of additional information, please call or provide a written request to our service center.)

GLOSSARY

AAL Fund: AAL Variable Product Series Fund, Inc., one of the portfolio companies described in a prospectus accompanying this prospectus.

accumulated value: The total value of the contract. Accumulated value equals the sum of the subaccount, the fixed account, the DCA fixed account and the loan account.

accumulation unit: A unit of measure used to calculate the accumulated value in each subaccount of the variable account.

accumulation unit value: On any valuation date, the value of the accumulation unit of each subaccount of the variable account.

automatic asset rebalancing: An elective feature of the contract that provides an automatic rebalancing of accumulated values of subaccounts in accordance with your previously established rebalancing percentages.

beneficiary: The person(s) named by the contract owner to receive the death benefit under the contract. A beneficiary need not be a natural person.

cash surrender value:  The accumulated value of the contract less any applicable decrease charges and outstanding loan balances and any deferred monthly deductions.

contract: The flexible premium variable life insurance contract offered by us, (Thrivent Financial) and described in this prospectus.  The contract consists of the contract, any additional riders or benefits, amendments, endorsements,  the application and the articles of incorporation and bylaws.

contract anniversary: The same date in each succeeding year as the issue date.

contract date:  The later of the issue date or the date we receive in good order the first premium payment at our service center.

contract year: The 12-month period following the issue date or a contract anniversary. The contract year is always based upon the time elapsed since the issue date.

commuted value: The present value of any remaining future payments for the rest of the guaranteed payment period.

DCA fixed account: You establish this account only when you set up the dollar cost averaging plan.  Net premiums are directed to this account for subsequent monthly transfers into subaccounts according to your allocation instructions.  This DCA fixed account that is credited interest and is not a subaccount. The DCA fixed account is part of our general account, which includes all of our assets other than those in any variable account.  The DCA fixed account is included as part of the accumulated value of your contract.

death benefit guarantee: A contract provision that guarantees that insurance coverage will not lapse if your cash surrender value is not adequate to cover the current monthly deductions.  You must pay enough death benefit guarantee premium for the contract to remain in force in the event your cash surrender value is not adequate.

death benefit guarantee premium: The minimum monthly premium required to keep your particular contract's death benefit guarantee in effect. Different combinations of age, gender, risk class, face amount and additional benefits will result in different death benefit guarantee premiums.

death benefit option: Either of the two methods used to determine the death benefit.

death proceeds: The amount paid upon the death of the insured.

dollar cost averaging: An elective program that systematically moves dollars from either the DCA fixed account or the Money Market
Subaccount.

face amount:  The amount of life insurance for which we issued the contract. The face amount of your contract may change, as described in your contract.

financial associate: A person who is appropriately licensed by state insurance department officials to sell the contracts, and is a licensed registered representative of Thrivent Investment Management Inc.

fixed account: An accumulated value accumulation option that credits an interest rate. The fixed account is part of our general account, which includes all of our assets other than those in any variable account.  The fixed account is not a subaccount.

free look period: The period of time in which you have the right to cancel your contract without a decrease charge (in most states, within 10 days of issue).

good order: Any request that is made upon the appropriate, fully completed and executed Thrivent Financial form received at our service center in Appleton, Wisconsin.

insured: The person on whose life the contract is issued.

Internal Revenue Code: The Internal Revenue Code of 1986, as amended.

issue age: The age of the insured as of his or her last birthday on the issue date.

issue date: Issue date is the date coverage begins under the contract and the date we issue the contract.  We will issue the contract when the application is in good order and approved by us.

LB Fund: LB Series Fund, Inc., one of the portfolio companies described in a prospectus accompanying this prospectus.

monthly deduction date: The date each month on which we deduct charges from accumulated value. These monthly deductions occur once each month on the nearest valuation date, on or preceding the day of the month which corresponds to the day of the month that we issued the contract.

net premium: The amount invested in the contract after a 5% charge is taken for sales expenses.

owner:  The person or entity who owns the contract. The person may be the insured or an employer, a trust or any other individual or entity specified in the application.

portfolio company: An investment company or mutual fund consisting of several portfolios that underlies subaccounts of the variable account.

service center: Our Ballard Road Operations Center at 4321 North Ballard Road, Appleton, Wisconsin 54919-0001.  Telephone: (800)
847-4836.  E-mail: mail@thrivent.com.

subaccount: A subdivision of the variable account. Each subaccount invests exclusively in the shares of a corresponding portfolio of a portfolio company.

Thrivent Financial: Thrivent Financial for Lutherans, a fraternal benefit society organized under the laws of the state of Wisconsin, owned by and operated for its members. Thrivent Financial is the issuer of the contracts.

Thrivent Investment Management: Thrivent Investment Management Inc., an indirect subsidiary of Thrivent Financial and a registered broker-dealer and investment adviser. It serves as principal underwriter of the contracts.

valuation date: Any day upon which both the New York Stock Exchange is open for regular trading and we are open for business.

valuation period: The period from the end of one valuation date to the end of the next valuation date.

variable account:  Thrivent Variable Life Account I, a segregated asset account that is separate from our general account.

we, us, our: Thrivent Financial.

written request: A written request or notice signed by the owner, received in good order by us at our service center and satisfactory in form and content to us.

you, your: The owner of the contract.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
Thrivent Financial for Lutherans
Additional Information about Operation of Contracts and Registrant
         Entire Contract
         Beneficiaries
         Assignment of Ownership
         Successor Owners
         Rights we Reserve
         Basis of Computations
         Reports to Contract Owners
         Incontestability
         Statements in the Application
         Misstatement of Age or Gender
         Suicide Exclusion
Premiums
Principal Underwriter
Distribution
Performance Information
Standard and Poor's Disclaimer
Financial Statements

To learn more about the contract, you should read the Statement of Additional Information (SAI) that is incorporated by reference into this prospectus.  The table of contents for the SAI appears on the last page of this prospectus.  The prospectus and the SAI are available upon request.  You can get these documents and more information about the contract and the portfolio companies free by the following means:

Written Request:
Thrivent Financial for Lutherans
Insurance Interaction Center
4321 North Ballard Road
Appleton, WI  54919-0001

E-Mail Address:
mail@thrivent.com

Toll-Free Telephone Number:
(800) 847-4836

We will furnish upon request a copy of personalized illustrations of your contract's death benefits, cash surrender values, and accumulated values.

You can also review and get copies of the prospectus, SAI and annual report by visiting the Securities and Exchange Commission's
Public Reference Room in Washington, DC.  Information on the operation of the public reference room may be obtained by calling (202)
942-8090.  Reports and other information about Thrivent Variable Life Account I are available on the Commission's Internet site at
http://www.sec.gov.  Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public
Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC  20549-0102.

Thrivent Variable Life Account I
SEC file number: 811-08289

                                         THRIVENT VARIABLE LIFE ACCOUNT I

                                              Statement of Additional
                                                    Information
                                                       Dated
                                                   June 30, 2003

                                         THRIVENT VARIABLE LIFE INSURANCE
                                                    Offered By:

                                         THRIVENT FINANCIAL FOR LUTHERANS
                                              625 Fourth Avenue South
                                               Minneapolis, MN 55415

This Statement of Additional Information (SAI) contains additional information about the flexible premium variable life insurance contract (contract) offered by Thrivent Financial for Lutherans (Thrivent Financial) to
persons eligible for membership in Thrivent Financial.  This SAI is not a prospectus and should be read together with the prospectus for the contract dated June 30, 2003.  Terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus that is incorporated by reference.  A copy of the prospectus may be obtained at no charge by writing Thrivent Financial (attention: Thrivent Financial Service
Center) at 4321 North Ballard Road, Appleton, WI  54919, or by calling (800) 847-4836.

The date of this SAI is June 30, 2003.

TABLE OF CONTENTS                                                                                    SAI Page
                                                                                                     --------

THRIVENT FINANCIAL FOR LUTHERANS                                                                     SAI-2
ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS AND REGISTRANT
                                                                                                     SAI-2
              Entire Contract
         Beneficiaries
         Assignment of Ownership
         Successor Owners
         Rights we Reserve
         Basis of Computations
         Reports to Contract Owners
         Incontestability
         Statements in the Application
         Misstatement of Age or Gender
         Suicide Exclusion
PREMIUMS                                                                                             SAI-4
PRINCIPAL UNDERWRITER                                                                                SAI-4
DISTRIBUTION                                                                                         SAI-5
PERFORMANCE INFORMATION                                                                              SAI-5
STANDARD & POOR'S DISCLAIMER                                                                         SAI-10
FINANCIAL STATEMENTS                                                                                 SAI-11

THRIVENT FINANCIAL FOR LUTHERANS

Thrivent Financial is a not-for-profit, non-stock, membership organization operating under the laws of the state of Wisconsin.  We are licensed to do business as a fraternal benefit society in all states. Thrivent Financial is organized under the laws of the state of Wisconsin. Thrivent Financial for Lutherans is the largest fraternal benefit society in the United States. Thrivent Financial provides high quality insurance coverage, financial products, financial services, and fraternal benefits to help enhance the lives of our members. Thrivent Financial operates under its Articles of Incorporation and Bylaws. Membership is open to Lutherans and their families, individuals employed by, or associated with, Lutheran organizations, and individuals who are co-owners of closely held businesses owned primarily by Lutherans, and subject to our membership eligibility rules.

ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS AND REGISTRANT

Entire Contract

Your entire insurance contract consists of:

o    the contract including any attached riders, endorsements or amendments;
o    the application attached to the contract, including any applications for increase in the face amount;
     and
o    the Thrivent Financial Articles of Incorporation and Bylaws which are in effect on the issue date of the contract.

Beneficiaries

The beneficiary is the person, entity or organization you name to receive the death benefit after the insured's death.  You may name one or more beneficiaries to receive the death benefit.  If no beneficiary has been named or the beneficiary does not survive the insured, the death benefit will be paid to you, the contact owner (if you are not the insured), otherwise to your estate (in accordance with applicable state law).  Thrivent Financial's bylaws list those eligible to be named beneficiaries.  You may designate beneficiaries as either first, second or third class.  Unless otherwise specified, we will distribute death benefit in the following order to beneficiaries:

o  equally to the beneficiaries in the first class.  If none are living, then;
o  equally to the beneficiaries in the second  class.  If none are living, then;
o  equally to the beneficiaries in the third class.

If a beneficiary dies within 15 days after the death of the insured, we will consider the beneficiary to have died before the insured for purposes of paying the death benefit.

You may change beneficiaries by sending a written request to our service center.  We will give you a special form to make this request.  We must approve any change in beneficiary.  Any such change is effective on the date you designate on your written request, or the date we receive your written request in good order at our service center if no date appears on the request.  A change in beneficiary is only effective if the request was mailed or delivered to us while the insured is alive.  We are not liable for any payments made or actions taken by us before we receive and approve changes in beneficiary designations.

Assignment of Ownership

You may assign your contract by sending a written request, in good order, to our service center any time before the death of the insured. You may assign the contract as collateral security for a loan or other obligation. This
may limit your rights to the cash value and the beneficiary's rights to the benefit.   Any contract loan obtained
before an assignment is recorded at our service center has priority over the assignment. To assign your contract as collateral for a loan, you must send a written request to our service center. We will provide you with a specific form to make any assignment requests.  We must receive and approve any assignment request before it is effective.  Once we approve it, the assignment is effective on the date you designated on your written request, or the date we receive it in good order at our service center if no date appears on the request.  We are not liable for any payment we make or action we take before we receive and approve an assignment.  We are not responsible for the validity or tax consequences of any transfer of ownership.

Before you consider assigning, selling, pledging or transferring your contract, you should consider the tax implications. See "Federal Tax Matters" in the prospectus for more information.

The interest of any beneficiary will be subject to any collateral assignment.  Any indebtedness and interest charged against your contract or any agreement for a reduction in benefits shall have priority over the interest of any owner, beneficiary or collateral assignee under the contract.

Successor Owners

If you are the owner of the contract but you are not the insured, you should name a successor owner who will become the owner if you die before the insured. If you do not designate a successor owner, your estate will become the new owner upon your death.  You may designate or change a successor owner by submitting a written request to our service center.  We will give you a special form on which to make this request.  We must receive and approve any successor owner request before it is effective.  Once we approve it, the successor owner designation is effective on the date you designated on your written request or the date we receive it, in good order, at our service center if no date appears on the request.  We are not liable for any payment we make or action we take before we receive and approve the designation.  We are not responsible for the validity of any designation or change of a successor owner.

Rights We Reserve

We may have to reject a premium if applicable law mandates such action. We may also be required to block a contract owner's account and thereby refuse any request for transfers, partial surrenders, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

Subject to applicable law, we reserve the right to make certain changes if we determine they would serve your interests or if it would be appropriate in carrying out the purposes of the contract.  When it is required, we will obtain your approval or regulatory approval.  Some examples of such changes we may make include, but are not limited to:
o    operating the variable account in any form allowed under the 1940 Act or in any other form allowed by law;
o    adding, deleting, combining or modifying subaccounts in the variable account;
o    restricting or eliminating any voting rights of contract owners or other persons who have voting rights as to the variable account;
o    adding, deleting or substituting, for the portfolio shares held in any subaccount, the shares of another portfolio of the Funds or the shares of another fund or any other investment allowed by law;
o    making any amendments to the contracts necessary for the contracts to comply with the provisions of the
     Code or any other applicable federal or state law; and
o    substituting the shares of any registered investment company for shares of any other registered investment company already purchased or to be purchased in the future by the variable account provided that the substitution has been approved by the SEC.

Basis of Computations

Minimum guaranteed cash values for the fixed account are based on the Commissioner's 1980 Standard Ordinary
Mortality Table, age at last birthday, and interest at the rate of 3%. These values equal or exceed the minimum values required by law. We filed a detailed statement explaining the manner in which we calculate cash values with the insurance department of the state or district where we delivered this contract.

Reports to Contract Owners

At least once each contract year, we will send you a report concerning the status of your contract. There is no charge for this report.

We will also send periodic reports with financial information on the portfolios, including information on the investments held in each portfolio as required by the SEC.

We will send confirmation notices during the year reflecting certain contract transactions.

Upon request, we will send you an illustration of hypothetical values for the contract.  We may charge a reasonable fee for each illustration requested.

Incontestability

We will not contest the validity of the contract after it has been in effect, during the lifetime of the insured, for two years from the issue date except for any provisions granting benefits in the event of total disability.
We will not contest the validity of an increase in the face amount after it has been in effect, during the lifetime of the insured, for two years from the date of increase. Any contest of the validity of the increase will be limited to statements made in the application for the increase. See the contract for more details.

Statements in the Application

Statements made in the application will be treated as representations and not warranties. We will not use any statement to void the contract or to deny a claim unless it appears in the application.

Misstatement of Age or Gender

The values of the contract are based on the insured's age and gender (in some states). If the date of birth or gender shown on the application is incorrect, the proceeds payable will be adjusted to the amount that would be provided by the most recent cost of insurance charge at the correct age or gender (in some states).

Suicide Exclusion

Generally, if the insured commits suicide within two years of the date of issue, we will not pay a death benefit but will return all premiums paid less any partial surrenders or any loans and accrued interest on loans.  The period of the suicide exclusion provision becomes effective at issue and upon each increase in the face amount.
If a suicide occurs within two years of the increase, only the cost of insurance for the amount of increase will be refunded.

PREMIUMS

If mandated under applicable law, we may be required to reject an initial premium.  We may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, partial surrenders, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

Sometimes we are not able to accept premiums and the earnings on such premiums.  We reserve the following rights to ensure compliance with provisions in the Internal Revenue Code to retain the tax deferral quality, or exclusion of increases in cash value and death benefits from gross income:

(1)      to accept certain large premiums;
(2)      to refund premiums;
(3)      to refund the earnings on premiums; and
(4)      to refund any necessary cash value.

DISTRIBUTION

Thrivent Investment Management Inc. (formerly known as AAL Capital Management Corporation), 625 Fourth Avenue
South, Minneapolis, Minnesota 55415 is an indirect subsidiary of Thrivent Financial and a registered broker-dealer. Thrivent Investment Management is a corporation organized under Delaware law in 1986 and it serves as the principal underwriter of the contracts.  Contracts are distributed by financial associates of Thrivent
Investment Management. Thrivent Investment Management is a member of the National Association of Security
Dealers, Inc. (NASD), and is a broker-dealer registered with the SEC under the Securities Exchange Act of 1934.
It also serves as the principal underwriter of other variable accounts established by Thrivent Financial.
Thrivent Investment Management's fiscal year operates on a calendar year basis.

Duly licensed financial associates of Thrivent Investment Management are also licensed by state insurance departments to sell the contracts as registered representatives. Thrivent Investment Management may execute selling agreements with other broker-dealer firms to sell the contracts. In addition, we may retain other firms to serve as principal underwriters of the contracts. We offer the contracts in all states where it is authorized to do so.

Thrivent Investment Management will pay the financial associates commissions and other distribution compensation on the sale of the contracts. This will not result in any charge to you in addition to the charges already described in this prospectus. Thrivent Investment Management pays financial associates a commission of up to 50%
of the death benefit guarantee premium in the first year and up to 23% of the death benefit guarantee premium in the second year. In addition to direct compensation, financial associates may be eligible to receive other benefits based on the amount of earned commissions. Compensation may be paid in the form of non-cash compensation, subject to applicable regulatory requirements. We intend to recoup commissions and other sales expenses through fees and charges imposed under the contract. Commissions paid on the contract, including other incentives or payments, are not charged directly to the owners of the variable account.

Thrivent Financial paid underwriting commissions for the last three fiscal years as shown below.  Of these amounts, of Thrivent Investment Management retained $0.

                2000                    2001                    2002
                ----                    ----                    ----

           $4,190,154.17            $4,050,849.31                $

PERFORMANCE INFORMATION

The variable account may, from time to time, advertise information relating to the performance of its subaccounts.  The performance information that may be presented is not a prediction or guarantee of future investment performance and does not represent the actual experience of amounts invested by a particular owner.
Currently, there is no performance information to report for the new subaccounts. Effective yields and total returns for a subaccount are based on the investment performance of the corresponding portfolio.  A portfolio's performance reflects the portfolio's expenses.  Consult the portfolio company prospectuses for more detailed information about portfolio expenses.

Any performance information presented will reflect, at a minimum, the deduction of all fees and charges applicable at the portfolio level.  More specifically, each performance presentation will identify each fee and charge (assessed under the contract) deducted, as well as each fee and charge that is not deducted in calculating the information presented.  Factoring all fees and charges into the calculations of performance will result in lower performance.

Money Market Subaccount - Yield and Effective Yield

Advertisements for the contracts may include yield and effective yield quotations for the Money Market
Subaccount, which are computed in accordance with standard methods prescribed by the SEC. The current yield of the Money Market Subaccount refers to the annualized investment income generated by an investment in the subaccount over a specified seven-day period.  The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment; it is calculated in a manner that does not take into consideration any realized or unrealized gains or losses or income other than investment income on shares of the portfolio company or on the assets of that portfolio company.

This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a contract having a balance of one accumulation unit in the Money Market Subaccount at the beginning of the period, dividing the net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net investment income of the portfolio attributable to the hypothetical account; and (2)
"Common Charges" and deductions imposed under the Contract which are attributable to the hypothetical account.
"Common Charges" consist of portfolio expenses, and certain contract fees and charges assumed to apply to all contract owners.  (See "Monthly Deductions from Cash Value" in the prospectus).

Yield and effective yield do not reflect the deduction of decrease or surrender charges.  The contracts currently are not subject to charges for state premium taxes.

The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted.  The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The Money Market Subaccount's yield is affected by changes in interest rates on money market securities, the average portfolio maturity of the underlying portfolio, the types and quality of portfolio securities held by the underlying portfolio, and the underlying portfolio's operating expenses. During extended periods of low interest rates, the yields of the Money Market Subaccount (or any Subaccount investing in a money market portfolio) may also become extremely low and possibly negative. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

Other Subaccounts

30-Day Yield: Advertisements for the contracts may include 30-day (or one-month) yield quotations for each subaccount other than the Money Market Subaccount, which are computed in accordance with a standard method prescribed by the SEC.  These 30-day yield quotations are computed by dividing (a) the net investment income by a hypothetical account earned during the period (the net investment income earned by the portfolio attributable to shares owned by the subaccount less expenses incurred during the period) by (b) the offering price per accumulation unit on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                           Yield = 2[(((a-b)/cd)+1)^6-1]

Where:
         a =  Net dividends and interest earned during the period by the portfolio attributable to the subaccount
         b =  Expenses accrued for the period (net of reimbursements)
         c =  The average daily number of accumulation units outstanding during the period
         d =  The accumulation unit value per unit on the last day of the period

Average Annual Total Return: Advertisements for the contracts may include average annual total return quotations for each subaccount for 1, 5 and 10-year periods (or the life of the subaccount, if less). The average annual total return for a subaccount for a specific period is computed by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                    P(1 + T)^n = ERV
         Where:
                  P        =        A hypothetical initial payment of $10,000
                  T        =        Average annual total return
                  n        =        Number of years
                  ERV      =        Ending redeemable value of a hypothetical $10,000 payment made at the beginning of the 1, 5 or 10-year periods (or fractional portion thereof)

Because of the charges and deductions imposed under a contract, performance data for the subaccounts will be lower than performance data for their corresponding portfolios. The performance of a subaccount will be affected by expense reimbursements and fee waivers applicable to their corresponding portfolios. Without these reimbursements and waivers, performance would be lower. We currently do not assess a premium tax charge under the contract, and calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that could be applicable to a particular contract.

Performance for any given past period is not an indication or representation of future performance. The performance of each subaccount will fluctuate on a daily basis.

The following tables show average annual total return performance information based on the periods that the subaccounts have been in existence.  There is no performance information to report for the new subaccounts.  The returns reflect total underlying portfolio expenses and certain contract fees and charges assumed to apply to all contract owners ("Common Charges").  However, charges such as surrender charges, and cost of insurance charges, which are based on certain factors, such as gender, issue age or actual age, contract year, face amount, or net amount at risk, and which therefore vary with each contract, are not reflected in the rates of return shown below, nor are any premium tax charges or any charges assessed on partial surrender, transfer, or increase in face amount ("Non-Common Charges"). If Non-Common Charges were deducted, performance would have been significantly lower. These rates of return are not estimates, projections or guarantees of future performance.

Annual Total Returns Reflecting Common Charges through December 31, 2002:

Name of Subaccount                                 1 Year               Since Inception/1/
------------------                                 ------               ------------------
Technology Stock
Small Cap Stock
Small Cap Index
Mid Cap Stock
Mid Cap Index
International
Capital Growth
Large Company Index
Balanced
Real Estate Securities
Mortgage Securities
High Yield Bond
Bond Index
Money Market
Opportunity Growth
FTI Small Cap Growth
MFS Mid Cap Growth
Mid Cap Growth
World Growth
FI All Cap
Growth
Value
MFS Investors Growth
TRP Growth Stock
High Yield
Income
Limited Maturity Bond
Money Market
-----------
/1/ Total returns are not annualized for those subaccounts that have not been in existence for one full calendar year. Inception date for the subaccounts is June 30, 2003.

Average Annual Total Returns Exclusive of Common Charges through December 31, 2001:

Name of Subaccount                                 1 Year               Since Inception/2/
------------------                                 ------               ------------------
Technology Stock
Small Cap Stock
Small Cap Index
Mid Cap Stock
Mid Cap Index
International
Capital Growth
Large Company Index
Balanced
Real Estate Securities
Mortgage Securities
High Yield Bond
Bond Index
Money Market
Opportunity Growth
FTI Small Cap Growth
MFS Mid Cap Growth
Mid Cap Growth
World Growth
FI All Cap
Growth
Value
MFS Investors Growth
TRP Growth Stock
High Yield
Income
Limited Maturity Bond
Money Market
-----------
/2/ Total returns are not annualized for those subaccounts that have not been in existence for one full calendar year. Inception date for the subaccounts is June 30, 2003.

Cumulative Total Return: Advertisements for the contracts may also include cumulative total return quotations for each subaccount, for which the SEC has not prescribed a standard method of calculation.  Cumulative total return is the non-annualized cumulative rate of return on a hypothetical initial investment of $10,000 in a subaccount for a specified period (hypothetical initial investment). The contracts are not currently subject to a charge for state premium taxes.  Cumulative total return is calculated by finding the cumulative rates of return of the hypothetical initial investment over various periods, according to the following formula and then expressing that as a percentage:

                                    C = (ERV/P) - 1
         Where:
                  ERV      =        Ending redeemable value of a hypothetical $10,000 payment made at the beginning of the applicable period
                  C        =        Cumulative total return
                  P        =        A hypothetical initial payment of $10,000

Cumulative total returns for each subaccount were:

Name of Subaccount                                          1 Year                Since Inception/3/
------------------                                          ------                ------------------
Technology Stock
Small Cap Stock
Small Cap Index
Mid Cap Stock
Mid Cap Index
International
Capital Growth
Large Company Index
Balanced
Real Estate Securities
Mortgage Securities
High Yield Bond
Bond Index
Money Market
Opportunity Growth
FTI Small Cap Growth
MFS Mid Cap Growth
Mid Cap Growth
World Growth
FI All Cap
Growth
Value
MFS Investors Growth
TRP Growth Stock
High Yield
Income
Limited Maturity Bond
Money Market
-----------
/3/ Total returns are not annualized for those subaccounts that have not been in existence for one full calendar year Inception date for the subaccounts is June 30, 2003.

STANDARD AND POOR'S DISCLAIMER

The contracts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill
Companies, Inc. ("S&P").  S&P makes no representation or warranty, express or implied, to the owners of the contracts or any member of the public regarding the advisability of investing in securities generally or in the contracts particularly or the ability of the S&P MidCap 400 Index, S&P 500 or the S&P SmallCap 600 Indexes to
track general stock market performance.  S&P's only relationship to is the licensing of certain trademarks and trade names of S&P and of the S&P MidCap 400 Index, S&P 500 and S&P 600 SmallCap Indexes which are determined composed and calculated by the S&P without regard to the Licensee or the contracts.  S&P is not responsible for, and has not participated in, the determination of the prices and amount of the contract or the timing of the issuance or sale of the contracts or in the determination or calculation of the equation by which the contract is to be converted into cash.  S&P has no obligation or liability in connection with administration, marketing or trading of the contracts.

S&P does not guarantee the accuracy and/or the completeness of the S&P MidCap 400 Index, S&P 500 or the S&P 600
SmallCap indexes or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein.  S&P makes no warranty, express or implied, as to results to be obtained by Thrivent
Financial, owners of the contracts, or any other person/entity from the use of the S&P MidCap 400 Index, S&P 500 or the S&P 600 SmallCap indexes or any data included therein.  S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P MidCap 400 Index, S&P 500 or the S&P 600 SmallCap indexes or any data included therein.  Without limiting any of the foregoing, in no event shall S&P have liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

FINANCIAL STATEMENTS

The financial statements of AAL, LB and Thrivent Financial should be considered only as bearing upon the ability of Thrivent Financial to meet its obligations under the contracts.  The financial statements of each should not be considered as bearing on the investment experience of the assets held in the variable account.

The most current financial statements of Thrivent Financial are those as of the end of the most recent fiscal year ended December 31, 2002. Thrivent Financial does not prepare financial statements more often than annually in the form required to be included in a prospectus and believes that any incremental benefit to prospective contract owners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred.  In addition, Thrivent Financial represents that there have been no adverse changes in the financial condition or operations of Thrivent Financial between the end of the fiscal year ended December 31, 2001, and the date of this prospectus.

The supplemental consolidated financial statements of AAL/LB (now Thrivent Financial) (giving retroactive effect to the merger of AAL and LB) at December 31, 2002 and for the year then ended, appearing in this SAI and
Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing and incorporated by reference elsewhere herein which, are based in part on the report of
PricewaterhouseCoopers LLP, independent accountants.  The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of AAL at December 31, 2001, and for each of the two years in the period ended December 31, 2002, and the financial statements of Thrivent Variable Life Account I (formerly AAL Variable
Life Account I) at December 31, 2002 and for each of the two years in the period ended December 31, 2001, appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein.  The financial statements referred to above are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of LB at December 31, 2001, and for each of the two years in the period ended December 31, 2002, appearing in this SAI and Registration Statement have been audited by
PricewaterhouseCoopers LLP, independent accountants, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein.  The financial statements referred to above are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

On January 1, 2002, LB merged with and into AAL (now Thrivent Financial).  Included in the financial statements are audited supplemental consolidated financial statements of Thrivent Financial as of and for the year ended
December 31, 2002, prepared in accordance with generally accepted accounting principles.  Separate financial statements of AAL and LB are also included as of December 31, 2001 and for the two years in the period ending
December 31, 2001. Thrivent Financial management represents that there would be no need for a significant adjustment if we were to instead show those separate financial statements as combined financial statements for the same period based on a pooling of interest basis.

The financial statements of AAL, LB,  Thrivent Financial and Thrivent Variable Life Account I  follow.

PART C. OTHER INFORMATION
-------------------------

Item 27. Exhibits

Except as noted below, all required exhibits have been previously filed and are incorporated by reference from prior Registration Statements of the Depositor.

Exhibit                                                                                                   Filed
Number         Name of Exhibit                                             Incorporated by Reference      Herewith
------         ---------------                                             -------------------------      --------

a)i)           Resolution of the Board of Directors of the Depositor
               authorizing the establishment of the Registrant           Initial Filing dated July 10,
                                                                         1997/1/

a)ii)          Resolution of the Board of Directors of the Depositor      Post Effective Amendment #8
               authorizing the name change of the Registrant to             dated August 29, 2002/1/
               Thrivent Variable Life Account I

b              Custodian Agreement                                                    N/A

c)i)           Specimen of Distribution Agreement with Registered                                              X
               Representatives

c)iii)         Form of Principal Underwriting Agreement                                                        X

d)i)           Specimen Flexible Premium Variable Life Insurance                                               X
               Contracts

d)ii)          Contract Riders and Endorsements                                                                X

e)             Application Form                                                                                X

f)i)           Articles of Incorporation of Depositor                     Post-Effective Amendment #9
                                                                            dated October 29, 2002/1/

f)ii)          Bylaws of Depositor                                                                             X

g              Contract Reinsurance                                                                            X

h)i)           Amended & Restated Participation Agmt betw Thrivent        Post-Effective Amendment #7
               Financial, the Accts & the Fund dated 1/1/2002                   April 26, 2002/1/

h)ii)          Amended & Restated Participation Agmt betw Thrivent        Post-Effective Amendment #7
               Financial, the Accts, Savings Plan, CMC & the Fund               April 26, 2002/1/
               dated 1/1/2002

i              Administrative Contracts                                               N/A

j              Second Amended & Restated Transfer Agency Agreement        Post Effective Amendment #6
               dated 12/12/00                                                 February 26, 2001/1/

k              Opinion & Consent of Counsel                                                                    X

l              Actuarial Opinion and Consent                                                                   X

m              Calculation                                                 To be filed by amendment

n)i)           Consent of Independent Auditors-                            To be filed by amendment
               PriceWaterhouseCoopers LLC

n)ii)          Consent of Independent Auditors - Ernst & Young LLP         To be filed by amendment

o              Omitted Financial Statements                                           N/A

p              Initial Capital Agreements                                             N/A

q              Redeemability Exemption                                    Post-Effective Amendment #9
                                                                            dated October 29, 2002/1/

r              Power of Attorney for Adrian M. Tocklin                                                         X

----------
/1/  Incorporated  by  reference  from the  specified  filing  for the Thrivent Variable Life
     Account I File No. 333-31011.

Item 28. Directors and Officers of the Depositor

The directors, executive officers and, to the extent responsible for variable annuity operations, other officers of Depositor, are listed below (address is 625 Fourth Avenue South, Minneapolis, Minnesota 55415 unless otherwise indicated):

Name and Principal                                     Positions and Offices
Business Address                                       with Depositor
----------------                                       --------------

John O. Gilbert                                        Chairman of the Board

Bruce J. Nicholson                                     Director, President & CEO

Richard E. Beumer
Vice Chairman
Jacobs Engineering Group, Inc.
13723 Riverport Drive
Maryland Heights, MO  63043                            Director

Dr. Addie J. Butler
Community College of Philadelphia                      Director
Philadelphia, PA 19130

Gary J. Greenfield
President
Wisconsin Lutheran College
8830 West Bluemound Road
Milwaukee, WI 53226                                    Director

Robert H. Hoffman
Vice President, Communication Division
Taylor Corporation
1725 Roe Crest Drive
P.O. Box 3728                                          Director
North Mankato, MN 56002-3728

James M. Hushagen
Eisenhower & Carlson, PLLC                             Director
Edgewood, WA  98371

Richard C. Kessler
7380 Sand Lake Road, Suite 1200                        Director
Orlando, FL 32819

Richard C. Lundell
7341 Dogwood                                           Director
Excelsior, MN  55331

John P. McDaniel
MedStar Health                                         Director
5565 Sterrett Place
Columbia, MD  21044

Paul W. Middeke
55 Forest Valley Court                                 Director
St. Charles, MO  63301

Robert B. Peregrine
President
Peregrine & Roth, S.C.
633 West Wisconsin Avenue
Milwaukee, WI 53203-1960                               Director

Paul D. Schrage
Formerly Sr. Exec. Vice President &
Chief Marketing Officer
McDonald's Corporation
42237 N. 112th Place
Scottsdale, AZ  85262                                  Director

Dr. Kurt M. Senske
Lutheran Social Services                               Director
408 West 45 Street
Austin, TX  78746

Dr. Albert Siu
AT&T                                                   Director
Room 31A19
55 Corporate Drive
Bridgewater, NJ  08807

Adrian M. Tocklin                                      Director

Roger G. Wheeler
Formerly President                                     Director
Wheel-Air Charter, Inc.
6109 West 104th Street
Bloomington, MN 55438

Rev. Thomas R. Zehnder
Pastor                                                 Director
King of Glory Lutheran Church
4897 Longhill Road
Williamsburg, VA  23188

Woodrow E. Eno, Esq.                                   Senior Vice President,
                                                       Secretary and General Counsel

Fred Ohlde
4321 North Ballard Road
Appleton, WI  54919                                    Senior Vice President

Jon M. Stellmacher
4321 North Ballard Road                                Executive Vice President
Appleton, WI  54919

James H. Abitz                                         Senior Vice President and
                                                       Chief Investment Officer

Robert G. Same
222 W. College Avenue                                  Vice President, Chief Compliance Officer and
Appleton, WI  54919                                    Deputy General Counsel

John E. Hite                                           Deputy Chief Compliance Officer

Jennifer Martin                                        Senior Vice President

Lawrence Stranghoener                                  Executive Vice President & Chief Financial Officer

James A. Thompsen                                      Senior Vice President

Pamela J. Moret                                        Senior Vice President

Randall L. Boushek                                     Senior Vice President and Treasurer

Larry A. Robbins                                       Senior Vice President and Chief Information Officer

Item 29. Persons Controlled by or Under Common Control with Depositor or Registrant

Registrant is a separate account of Depositor, established by the Board of Directors of the Depositor (then AAL)
in 1998, pursuant to the laws of the State of Wisconsin.  The Depositor is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members.  It has no stockholders and is not subject to the control of any affiliated persons. On January 1, 2002, AAL ( the original Depositor)
and  Lutheran Brotherhood ("LB") merged creating the largest fraternal benefit society in the United States. Now the merged organization is Thrivent Financial for Lutherans (Thrivent Financial).  Thrivent Financial continues to provide high quality insurance coverage, financial products, services, and fraternal benefits to help enhance the lives of its members. Thrivent Financial operates under the laws of the State of Wisconsin and controls the following wholly-owned direct and indirect subsidiaries: (a) Thrivent Financial Holdings, Inc., a Delaware
corporation that is a holding company that has no independent operations; (b) Thrivent Investment Management
Inc., a Delaware corporation that is a registered adviser and broker-dealer; (c) North Meadows Investment Ltd., a
Wisconsin corporation organized for the purpose of holding and investing in real estate; (d) Thrivent Financial
Bank, a federally chartered bank; (e) Thrivent Financial Service Organization, Inc., a Wisconsin corporation that owns bank account withdrawal authorizations; (f) Lutheran Brotherhood Variable Products Insurance Company, a
Minnesota corporation stock life insurance company that markets variable products; (g) Lutheran Brotherhood
Property & Casualty Insurance Agency, Inc., a Minnesota corporation that markets auto and homeowners insurance products, (h) Lutheran Brotherhood Securities Corp., a Pennsylvania corporation and the transfer agent for the
Lutheran Brotherhood Family of Funds; and (i) Field Agents' Brokerage Company, a Minnesota corporation that is a licensed life and health insurance agency.  Financial statements of Thrivent Financial will be filed on a consolidated basis with regard to each of the foregoing entities except Lutheran Brotherhood Property & Casualty
Insurance Agency, Inc.

                                                                --------------------------------
Parent Company                                                  Thrivent Financial for Lutherans
                                                                       (Wisconsin corp.)

                                                                --------------------------------
Holding Company                                                        Thrivent Financial
                                                                         Holdings, Inc.
                                                                        (Delaware corp.)

                              --------------------------------- --------------------------------- ----------------------------
Wholly-owned                   Thrivent Investment Management       Thrivent Financial Bank        North Meadows Investment
subsidiaries of                             Inc.                       (Federal charter)                     Ltd.
Thrivent Financial                    (Delaware corp.)                                                 (Wisconsin corp.)
Holdings, Inc.
                              --------------------------------- ---------------------------------
                                                                                                  ----------------------------
                                 Thrivent Financial Service      Lutheran Brotherhood Variable       Lutheran Brotherhood
                                     Organization, Inc.            Products Insurance Company         Property & Casualty
                                     (Wisconsin corp.)                 (Minnesota corp.)            Insurance Agency, Inc.
                                                                                                       (Minnesota corp.)

                              ---------------------------------                                   ----------------------------
                              --------------------------------- ---------------------------------
                              Field Agents' Brokerage Company         Lutheran Brotherhood
                                     (Minnesota corp.)                  Securities Corp.
                                                                      (Pennsylvania corp.)
                              --------------------------------- ---------------------------------

Item 30. Indemnification

Section 33 of Depositor's Bylaws, filed as an Exhibit to this Registration Statement, Section E, subsection
(viii) of Article Seventh of the Fund's Articles of Incorporation and Article X of the Fund's Bylaws, and Section
Eight of Thrivent Investment Management's Articles of Incorporation, contain provisions requiring the indemnification by Depositor, the Fund, and Thrivent Investment Management of their respective directors, officers and certain other individuals for any liability arising based on their duties as directors, officers or agents of the Depositor, Fund or Thrivent Investment Management, unless, in the case of the Fund, such liability arises due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such office.

In addition, Section 3 of the Investment Advisory Agreement between the Fund and Thrivent Investment Management contains a provision in which the Fund and Thrivent Investment Management mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Sections 14 of the Transfer Agency Agreement between the Fund and Thrivent Financial provide that each party shall indemnify the other for certain liability.  Section 14 states that Thrivent Financial shall act in good faith and use best efforts within reasonable limits to ensure the accuracy of the services performed for the
Fund, but assumes no responsibility for loss or damage due to errors.  However, Thrivent Financial will hold the
Fund harmless from all loss, cost damage and expense, including reasonable attorney's fees, incurred by the Fund as a result of Thrivent Financial's gross negligence, bad faith, or willful misfeasance or by reason of its reckless disregard of its obligations and duties under the Agreement, or that of its officers, agents and employees.  The Fund shall indemnify and hold Thrivent Financial harmless for all loss, cost damage and expense resulting from the performance of its duties, unless due to the gross negligence, bad faith, willful misfeasance or reckless disregard of its obligations on the part of Thrivent Financial, its officers, employees and agents.

Section 8 of the Participation Agreement between Thrivent Financial, the Accounts and the Fund contains a provision in which the Fund and Thrivent Financial mutually agree to indemnify and hold the other party
(including its Officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Section 8 of the Participation Agreement between Thrivent Financial, the Thrivent Financial Savings Plan,
Thrivent Investment Management and the Fund contains a provision in which the Fund and Thrivent Financial mutually agree to indemnify and hold the other party (including its Officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Section 8 of the Principal Underwriting and Servicing Agreement between Thrivent Financial and Thrivent
Investment Management contains a provision in which Thrivent Financial and Thrivent Investment Management mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise,
Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Depositor, the Fund or Thrivent Investment
Management of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Depositor, the Fund or Thrivent Investment
Management will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

(a)      Thrivent Investment Management, the principal underwriter of the contracts, is also the distributor of the shares of The AAL Mutual Funds, a Massachusetts Business Trust offering a series of individual funds and the Lutheran Brotherhood Family of Funds, a Delaware Business Trust. The AAL Mutual Funds and the
         Lutheran Brotherhood Family of Funds are open-end management investment companies. Thrivent Investment
         Management is also a registered investment adviser for the aforementioned mutual funds.

(b)      The directors and principal officers of Thrivent Investment Management are set out below.  Unless otherwise indicated, the principal business address of each person named below is 625 Fourth Avenue
         South, Minneapolis, MN  55415.

Name and Principal                                          Positions and Offices
Business Address                                            with Underwriter
----------------                                            ----------------

John O. Gilbert                                             Chairman & Director

Bruce J. Nicholson                                          President & Director

Woodrow E. Eno                                              Director, Senior Vice President and Secretary

James H. Abitz                                              Senior Vice President and
                                                            Chief Investment Officer
Robert G. Same
222 West College Avenue
Appleton, WI  54911                                         Vice President and Chief Compliance Officer

Bruce J. Nicholson                                          Director and President

Lawrence W. Stranghoener                                    Director and Senior Vice President

Pamela J. Moret                                             Director and Senior Vice President

Jon M. Stellmacher                                          Director and Senior Vice President
4321 North Ballard Road
Appleton, WI  54919

James Thompsen                                              Director and Senior Vice President

Robert G. Same                                              Vice President & Chief Compliance Officer

James Nelson                                                Vice President & Asst. Secretary

Frederick Johnson                                           Vice President
222 West College Avenue
Appleton, WI  54911

Jeffery R. Kargus                                           Vice President and Chief Financial Officer

Thomas R. Mischka                                           Vice President
4321 North Ballard Road
Appleton, WI  54919

Brenda Pederson                                             Vice President

Michael Mevis
4321 North Ballard Road
Appleton, WI  54919                                         Vice President

Marnie Loomans-Thuecks
4321 North Ballard Road
Appleton, WI  54919                                         Vice President

Brian Picard
222 West College Avenue
Appleton, WI  54911                                         Vice President and Deputy Compliance Officer

John E. Hite                                                Deputy Chief Compliance Officer

Charles D. Gariboldi                                        Vice President

David J. Christianson
4321 North Ballard Road                                     Vice President
Appleton, WI  54919

Reginald Pfeifer                                            Vice President

David Francis
222 West College Avenue                                     Vice President
Appleton, WI  54911

(c)      Not Applicable.

Item 32. Location of Accounts and Records

The accounts and records of Registrant are located at the offices of the Depositor at 625 Fourth Avenue South,
Minneapolis, Minnesota, 55415, 4321 North Ballard Road, Appleton, Wisconsin, 54919, and 222 West College Avenue,
Appleton, Wisconsin, 54911.

Item 33. Management Services

Not Applicable.

Item 34. Fee Representation

Depositor represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as
amended, the Registrant has duly caused this initial registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Appleton and State of Wisconsin on this 26th day of February, 2003.

                                                   THRIVENT VARIABLE LIFE ACCOUNT I
                                                   (Registrant)

                                          By:      Thrivent Financial for Lutherans
                                                   (Depositor, on behalf of itself and Registrant)

                   *                               President and Chief Executive Officer         February 26, 2003
-----------------------------------------          (Principal Executive Officer)
Bruce J. Nicholson

         Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities and on the dates indicated:

                   *                               President and Chief Executive Officer         February 26, 2003
-----------------------------------------          (Principal Executive Officer)
Bruce J. Nicholson

                                                   Executive Vice President and Chief            February 26, 2003
                   *                               Financial Officer
-----------------------------------------          (Principal Accounting Financial Officer)
Lawrence W. Stranghoener

All of the Board of Directors:

Richard E. Beumer                        Richard C. Kessler                     Paul D. Schrage
Dr. Addie J. Butler                      Richard C. Lundell                     Dr. Kurt M. Senske
John O. Gilbert                          John P. McDaniel                       Dr. Albert Siu
Gary J. Greenfield                       Paul W. Middeke                        Adrian M. Tocklin
Robert H. Hoffman                        Bruce J. Nicholson                     Roger B. Wheeler
James M. Hushagen                        Robert B. Peregrine                    Rev. Thomas R. Zehnder

         Brett L. Agnew, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors and officers of Thrivent Financial for Lutherans pursuant to powers of attorney duly executed by such persons.

/s/ Brett L. Agnew                                                                 February 26, 2003
-------------------------------------------
Brett L. Agnew
Attorney-in-Fact

                                          THRIVENT VARIABLE LIFE ACCOUNT I

                                                 INDEX TO EXHIBITS
                                                 -----------------

         The exhibits below represent only those exhibits which are newly filed with this Registration
Statement.  See Item 27 of Part C for exhibits not listed below.

Exhibit
Number
------
               Name of Exhibit
               ---------------

d)i)           Specimen Flexible Premium Variable Life Insurance Contracts
d)ii)          Contract Riders and Endorsements
e)             Application Form
f)ii)          Bylaws of Depositor
g              Contract Reinsurance
k              Opinion & Consent of Counsel
l              Actuarial Opinion and Consent
               Power of Attorney for Adrian M. Tocklin
r